UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2026

Commission File Number: 001-42717

Blue Gold Limited

(Registrant’s Name)

Mourant Governance Services (Cayman) Limited,

94 Solaris Avenue, Camana Bay

Grand Cayman, KY1-1108, Cayman Islands.

(Address of principal executive office)

Kevin Clark

94 Solaris Avenue, Camana Bay

Grand Cayman, KY1-1108, Cayman Islands

Tel. No: +44 7487 799481

Email: info@bluegoldmine.com

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒      Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

This Management’s Discussion and Analysis of Financial Condition and Results of Operations should be read in conjunction with our unaudited condensed consolidated financial statements for the six months ended June 30, 2026 and our audited consolidated financial statements for the year ended December 31, 2025 and other information included elsewhere in this Report. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from such forward-looking statements. Factors that could cause or contribute to those differences include, but are not limited to, those identified below and those discussed in the sections titled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” included elsewhere in this report. Additionally, our historical results are not necessarily indicative of the results that may be expected in any future period. Amounts are presented in U.S. dollars.

Unless the context otherwise requires, references in this Management’s Discussion and Analysis of Financial Condition and Results of Operations to “we,” “us,” and “our” generally refer to Blue Gold Holdings Limited prior to the Business Combination or Blue Gold Limited from and after the Business Combination.

BUSINESS OVERVIEW

Blue Gold Limited (the “Company” or “BGL”), a Cayman Islands exempted company limited by shares, is a gold exploration, development and mining company that tokenizes gold to enable fractional gold ownership. This is delivered through two divisions: a Mining Division focused on the acquisition, development, and operation of long-life gold assets; and a Digital Division responsible for gold trading and the issuance of its gold-backed token, the Standard Gold Coin (“SGC”). The Digital Division is also responsible for creating various tools that enable holders to make use of their SGC (“Electronic Transaction Application” or “ETA”), delivering a ‘Mine-to-Wallet’ product and service.

The Company has one wholly owned subsidiary, Blue Gold (Cayman) Limited (“BGCL”). BGCL has two wholly owned subsidiaries: Blue Gold Holdings Limited (“BGHL”), an England and Wales private limited liability company formed on November 9, 2023 to develop, finance, license, and operate gold mines in Ghana and elsewhere, and Blue Goldmine FZCO (“BGFZCO”), incorporated in the United Arab Emirates on November 26, 2025 to undertake gold trading activities. BGHL has two wholly owned subsidiaries: Blue Gold Digital Limited (“BGD”), an Ireland company incorporated on December 12, 2025 to develop financial technology products, and Blue Gold Bogoso Prestea Ltd. (“BGBPL”), a company incorporated in Ghana on January 26, 2024 to acquire the Bogoso Prestea mine. BGD has two wholly owned subsidiaries: BlueGold One LLC (“BGO”) and Standard Gold Statutory Trust Company (“SGST”), both formed in the State of Wyoming, United States of America, on November 12, 2025 and December 9, 2025, respectively, to undertake the development and launch of the Company’s digital business.

RECENT DEVELOPMENTS

Recent events impacting our business are as follows:

Business Combination

On June 25, 2025 (the “Closing Date”), BGL consummated the previously announced business combination pursuant to the Second Amended and Restated Business Combination Agreement, dated as of June 12, 2024, and further amended on November 7, 2024, January 8, 2025, March 28, 2025, April 30, 2025, May 8, 2025 and June 10, 2025, by and among the Company, Perception and BGHL (the “BCA”).

For accounting purposes, the Business Combination was treated as the equivalent of a capital transaction in which BGHL issued stock for the net assets of PC4. The net assets of PC4 were stated at historical cost, with no goodwill or other intangible assets recorded. Operations prior to the Business Combination are those of BGHL.

Following the Business Combination, BGL’s Class A ordinary shares and Warrants are traded on The Nasdaq Stock Market LLC (“Nasdaq”) under the symbols “BGL” and “BGLWW”, respectively.

Termination of Mining Leases

On April 2, 2025, BGHL served a notice of arbitration on the Republic of Ghana to commence international arbitration proceedings against the Republic of Ghana pursuant to Article 10 of the Agreement between the Government of the United Kingdom of Great Britain and Northern Ireland and the Government of the Republic of Ghana for the Promotion and Protection of Investments, signed in Accra on March 22, 1989 and entered into force on October 25, 1991 (“UK-Ghana BIT”). On June 6, 2025, the Republic of Ghana submitted its response to the notice of arbitration, in which it contested jurisdiction, disputed the validity and merits of BGL’s claims, agreed to have a three-person tribunal hear the dispute, and for the tribunal to be , administered by an arbitral institution (the Permanent Court of Arbitration in The Hague). On December 8, 2025, a three-person tribunal was constituted. On February 19, 2026, the arbitral tribunal and parties to the arbitration attended an inaugural procedural conference, which focused on establishing the procedural framework of the arbitration.

Pending the resolution of the dispute, BGHL has been advised by Kimathi & Partners, Corporate Attorneys (“Kimathi & Partners”), its legal counsel in Ghana, that pursuant to Section 27(5) of the Mining Act, the mineral right, its term and area held in the Bogoso Prestea Mine at the time of the Commission Notice, shall continue without diminution until thirty days after the resolution of the dispute.

On January 27, 2025, the Company filed an Application For Contempt of Court with The High Court of Justice (Commercial Division) (the “High Court”) alleging that the Interim Management Committee’s (“IMC”) continued control, possession, and management of the Bogoso Prestea Mines and engagement with Heath Goldfields Limited for the purposes of handing over the Bogoso Prestea Mines to Heath Goldfields Limited was in violation of the judicial review application and injunction application that were served upon them, thus contemptuous.

On February 10, 2025, the EOCO dismissed its preliminary investigation into the transactions between Heath Goldfields and the Minerals Commission following allegations of falsification of official documents due to insufficient evidence.

On March 20, 2025, the High Court dismissed Heath Goldfields Limited’s application to strike the Company’s judicial review application as without merit. The High Court also dismissed the Company’s judicial review application to quash the decision of the Minister of Lands and Natural Resources and stated that the Company and FGR did not properly invoke the jurisdiction of the Court.

On July 5, 2025, the Ministry of Lands and Natural Resources issued a stop work notice to Heath Goldfields on the Bogoso-Prestea Mine, giving them 120 days to remedy all breaches and carry out essential services.

On November 18, 2025, the Supreme Court of Ghana dismissed an application for an order for certiorari filed by FGRBPL and BGBPL. The ruling was not on the merits of the Company’s claim, but rather responding to a procedural question about whether the High Court had properly denied itself jurisdiction to consider the first application for judicial review before it.

On December 30, 2025, Heath Goldfields released a public statement claiming that the Minerals Commission and Environmental Protection Authority have issued operating permits for the Bogoso Prestea Mine to them.

On January 12, 2026, the High Court upheld a preliminary legal objection filed by the Attorney-General against the injunction application pending the determination of the Human Rights Application. The High Court was of the view that an order for injunction was not necessary and accordingly struck out the injunction application.

On February 23, 2026, the Company announced that it has withdrawn its suits pending before the Courts of Ghana to concentrate its legal efforts and resources on the ongoing international arbitration proceedings. The international arbitration against the Republic of Ghana remained pending as of June 30, 2026 and through the date of this Report.

In the event the arbitration outcome or the outcome of any other actions is favorable to the Company, successful mine development, infrastructure construction, and mineral production will be dependent on obtaining all necessary consents, approvals, licenses, and funding for a successful design, construction, and operation of efficient mining, processing, and transportation facilities. No assurance can be given that we will be able to resolve the lease dispute or obtain all necessary consents, approvals licenses, and funding in a timely manner, or at all. If the outcome of the arbitration is unfavorable, it will adversely affect the value of BGL’s business. Delays or difficulties in obtaining a favorable arbitration outcome or in obtaining other approvals, consents, licensing or funding may interfere with future mining operations or plans of BGL, which will materially impact our business and financial position in the future.

Due to the uncertainty surrounding the outcome of the lease dispute with the Government of Ghana, and the possibility that the mining leases may not be returned to BGBPL, there is a material uncertainty that BGL will be able to undertake its business plan to restart the Bogoso Prestea mine. If the Company is not successful with its arbitration proceedings with the Republic of Ghana, the leases may be relinquished, which will reduce the mineral rights value reflected in BGL’s balance sheet to zero.

Shareholder Actions

On July 28, 2025, RCF VII Sponsors LLC, the former sponsor of Perception Capital Corp. IV, and S&R Capital Ltd. (together, “Plaintiffs”) filed an originating summons against the Company in the Grand Court of the Cayman Islands (the “Court”). Plaintiffs seek a declaration that the Class A ordinary shares received in exchange for Perception shares are unrestricted shares, as such term is defined in the Company’s Memorandum and Articles of Association (the “Pending Action”). The Company believes this claim has no merit and intends to vigorously defend against it. This claim poses a reasonable possibility of loss to the Company, but the Company is unable to reasonably estimate an amount or range of reasonably possible loss at this time.

On August 29, 2025, the Company filed a Form 6-K to provide its notice and proxy statement related to the extraordinary general meeting of shareholders (the “EGM”) that was scheduled to be held on September 8, 2025. Subsequently, the Plaintiffs filed an application for an interim injunction with the Court (the “Injunction Proceeding”) to prevent the Company from holding such EGM. The Injunction Proceeding was brought before the Court ex parte by the Plaintiffs.

On September 5, 2025, the Court issued an interim injunction in favor of the Plaintiffs. On September 10, 2025, the Company filed a Form 6-K disclosing that the directors of the Company have determined to postpone the EGM indefinitely. Following a hearing on September 22 and 23, 2025, the Court ordered the conversion of the originating summons proceedings to a writ action and gave directions for the exchange of full pleadings and further evidence, leading to a trial of preliminary issues which was heard on November 20 and 21, 2025. In addition, at this hearing, the Court also heard arguments from the parties in relation to whether to continue, discharge or vary the injunction. On May 14, 2026, the Company announced that the Court had issued its judgment on three preliminary issues. The Court (i) determined that, on a proper construction of the Company’s Amended and Restated Memorandum and Articles of Association (the “Articles”), the Plaintiffs’ Class A ordinary shares are Unrestricted Shares (as defined in the Articles), (ii) clarified the composition of the class of shareholders whose consent is required under Article 30 of the Articles in order to effect the proposed amendment to the Articles (the “Affected Class”), such that the Plaintiffs and their affiliates constitute a majority of that class, and (iii) held that the Company cannot validly proceed to a vote on the EGM resolution relating to the clarification of the definitions of Unrestricted Shares and Restricted Shares until consent is validly obtained from a majority of the Affected Class. The Court ordered that the existing interim injunction must continue until trial or further order. By order dated July 20, 2026, the Court also ordered the Company to take all steps within its power to remove any restrictions and restrictive legends affecting the Plaintiffs’ Class A ordinary shares and to pay the Plaintiffs’ costs of the trial of the preliminary issues, including a payment on account of US$100,000, which has since been paid. On July 31, 2026, the Company filed a Notice of Appeal with the Cayman Islands Court of Appeal, together with an application to stay the July 20, 2026 order pending determination of the appeal. The remaining aspects of the Plaintiffs’ claim and the Company’s counterclaim for rectification of its share register remain pending.

Senior Convertible Notes

On January 23, 2026, the Company entered into an Omnibus Amendment to Securities Purchase Agreement and Senior Convertible Notes with 3i (the “Omnibus Amendment”) to amend each of the August Note SPA, Existing Notes and the Existing Warrants.

Pursuant to the Omnibus Amendment, beginning January 23, 2026, subject to an existing event of default, 3i agreed that neither it nor any of its affiliates will sell or otherwise dispose of certain shares on any Trading Day in an amount that exceeds the greater of (i) ten percent (10%) of the aggregate daily trading volume of the Company’s Class A ordinary shares reported on its principal market and (ii) $10,000 per Trading Day through February 15, 2026 and $40,000 per Trading Day thereafter.

The Omnibus Amendment amended the conversion price mechanics of the Existing Notes such that the conversion price was fixed at $3.00 through February 15, 2026, and currently equals the lower of (i) 93% of the lowest VWAP during the three (3) Trading Days immediately preceding a Conversion Notice (subject to a $0.50 floor price) and (ii) $10.00, in each case as adjusted for customary equity events. The Omnibus Amendment additionally amended the events of default to clarify that a failure to pay principal, make-whole amounts, interest, late charges or other amounts (other than installment amounts) when due constitutes an event of default if not cured within ten (10) Trading Days, applicable solely to unpaid interest and late charges. Further, the Omnibus Amendment provides 3i with a five (5) Trading Day election period following receipt of a Company optional redemption notice to convert all or any portion of the conversion amount, with any conversion amount reducing the applicable redemption amount. In addition, the Omnibus Amendment modifies the installment payment provisions to require cash payment of installment amounts (the “Installment Amounts”) only on installment dates on or prior to January 1, 2026 (unless converted). After January 1, 2026, no Installment Amounts shall become payable or owed by the Company, other than the maturity date.

Finally, the Omnibus Amendment amends the exercise price of the Existing Warrants to $0.01.

Concurrently with the Omnibus Amendment, on January 23, 2026, the Company issued to 3i (i) a senior convertible note in the principal amount of $1,630,435 (the “January Note”) and (ii) a warrant to purchase 64,590 Class A ordinary shares (the “January Warrant”).

The January Note matures on January 23, 2027 and is convertible into Class A ordinary shares pursuant to the same conversion mechanics of the Existing Notes. The January Note contains the same terms and conditions as the Existing Notes, including certain negative covenants, as well as standard and customary events of default.

The January Warrant is exercisable for up to an aggregate of 64,590 Class A ordinary shares at a price of $0.01 per share (the “January Warrant Exercise Price”). The January Warrant may be exercised during the period that commenced on January 23, 2026 and ends on January 23, 2031. The January Warrant Exercise Price is subject to customary adjustments for stock dividends, stock splits, and issuances of additional Class A ordinary shares.

Pursuant to the terms of the January Note and the January Warrant, the Company shall not effect a conversion of any portion of the January Note or an exercise of the January Warrant, to the extent that after giving effect to such conversion or exercise, as applicable, 3i would beneficially own in excess of 4.99% (or, at the option of 3i, 9.99%) of the Class A ordinary shares of the Company outstanding immediately after giving effect to such conversion. On May 5, 2026, the Company delivered a notice of dilutive issuance to 3i notifying 3i that, in connection with the Company’s entry into the New Facility Agreement described below, the conversion price of the Senior Convertible Notes would be reduced pursuant to the anti-dilution provisions of the notes to the lower of (A) 93% of the lowest VWAP of the Class A ordinary shares during the three trading days immediately preceding the date a conversion notice is delivered, but in no event lower than $0.50, and (B) $1.00, in each case as adjusted for stock splits, stock dividends, combinations, recapitalizations and similar events. During the six months ended June 30, 2026, the Company issued an aggregate of 4,126,947 Class A ordinary shares on conversion of Senior Convertible Notes, exercise of the Existing Warrants and the January Warrant, and exchange of the outstanding balances under the two Ritchie facility agreements.

 Additionally, the VWAP Purchase Maximum Amount (as defined in the Ordinary Share SPA) was amended to mean (a) with respect to a VWAP Purchase made pursuant to Section 3.1 where the VWAP Purchase Valuation Period consists of one (1) Trading Day, such number of Class A ordinary shares equal to the lower of: (i) the product (rounded up or down to the nearest whole number) obtained by multiplying (A) the daily trading volume in the Class A ordinary shares on the Trading Market (or Eligible Market, as applicable) on the applicable VWAP Purchase Exercise Date for such VWAP Purchase by (B) 0.20; and (ii) the quotient obtained by dividing (A) $2,000,000, by (B) the VWAP on the VWAP Purchase Exercise Date, and (b) with respect to a VWAP Purchase made pursuant to Section 3.1 where the VWAP Purchase Valuation Period consists of three (3) Trading Days, such number of Class A ordinary shares equal to the lower of (i) the product (rounded up or down to the nearest whole number) obtained by multiplying (A) the daily trading volume in the Class A ordinary shares on the Trading Market (or Eligible Market, as applicable) on the applicable VWAP Purchase Exercise Date for such VWAP Purchase by (B) 0.40; and (ii) the quotient obtained by dividing (A) $3,000,000, by (B) the VWAP on the VWAP Purchase Exercise Date (in each case to be appropriately adjusted for any reorganization, recapitalization, non-cash dividend, stock split, reverse stock split or other similar transaction during the applicable period); provided however, that the investor may waive this limit if Form F-3 is being used to register the Registrable Securities (as defined in the Registration Rights Agreement). All capitalized terms not defined in this paragraph shall have the meanings ascribed to them in the Ordinary Share SPA, as amended.

Mampon Gold and Copper Mining Lease

On September 17, 2025, the Company entered into a conditional Agreement for the Purchase of the Mampon Gold and Copper Mining Lease (“Mampon”) in Ghana (the “Mampon Purchase Agreement”) with FGR Bogoso Prestea Limited (“FGRBPL”) to acquire up to a 90% interest in the company that will own Mampon (the “License-Holding Company”) located in Ghana’s Ashanti Gold Belt. The closing conditions include requirements to comply with Ghana regulations, including the transfer of a 10% ownership interest in the License-Holding Company to the government of Ghana. FGRBPL will receive two payment tranches, as follows:

●	First Tranche: Subject to certain closing conditions, including the approval of the licensing assignment by all relevant parties, including the government of Ghana, the Company will pay $15 million to FGRBPL for a 50% stake in a Special Purpose Vehicle, which will own the License-Holding Company (the “SPV”). The consideration will be paid by issuing 750,000 Class A ordinary shares to FGRBPL. Following the expiry of ninety (90) consecutive trading days immediately after the First Tranche Completion, such consideration shall be adjusted as follows:

o	if the VWAP Price over that period is less than $20.00 but not less than $10.00, the Company will issue additional Class A ordinary shares to the FGRBPL as is necessary to ensure that the aggregate value of the First Tranche Consideration Shares (calculated by reference to the VWAP Price) equals $15 million;

o	if the VWAP Price is equal to or greater than $20.00, no additional Class A ordinary shares shall be issued; and

o	if the VWAP Price is less than $10.00, the maximum number of First Tranche Consideration Shares to be issued shall be 1,500,000 Class A ordinary shares.

●	Second Tranche: At the option of the Company, at any time between 12 and 18 months following the date of the Purchase Agreement, independently verified resource upgrades in accordance with the standards of Regulation S-K 1300 of the Securities Act above an initial threshold of 300,000 oz of gold will be paid for by the Company by issuing shares in accordance with the following value:

○	Up to $55 per ounce of gold (capped at 6 million ounces);

○	Up to $50 per ton of copper (capped at 4 million tons); and

○	if the option is exercised, FGR BPL will transfer the remaining 50% stake in the SPV to the Company.

Loan Facility

On November 4, 2025, the Company entered into a loan agreement (the “City Loan Agreement”) with City First Capital Pty Ltd (“City First”) that provides for a loan facility in the aggregate principal amount of AUD$100 million, subject to the satisfaction of certain conditions precedent, including resolution of the mining lease dispute. The loan will be used exclusively to restart the Bogoso and Prestea mine, including any associated working capital costs. The loan matures on November 3, 2029 and bears interest at 24% per annum, or AUD$6,000,000, payable quarterly. The Company may elect to repay the loan in whole or in part prior to maturity, subject to a termination fee equal to six months’ interest. The City First Loan Agreement was amended on each of November 17, 2025, and December 16, 2025, primarily to extend the deadline for satisfying conditions precedent and to clarify the Establishment Fee. On December 1, 2025, pursuant to the City First Loan Agreement, as amended, the Company issued 250,000 Class A ordinary shares with a fair value of $1,037,500 as the Establishment Fee, recorded as deferred financing on the consolidated balance sheet at December 31, 2025. At December 31, 2025, there were no drawdowns under this facility.

Gold Sale and Purchase Agreement

On December 1, 2025, Blue Goldmine FZCO entered into a Sale and Purchase Agreement (the “Hudson Dunes Agreement”) with Hudson Dunes FZCO (“Hudson Dunes”), which establishes a framework under which Hudson Dunes shall make available to Blue Goldmine FZCO, on a call-off basis, up to one million (1,000,000) troy ounces of gold over the duration of the Hudson Dunes Agreement. The purchase price will be determined as a product of the net weight multiplied by the purity and the London Bullion Markets Association (LBMA) Fix. The Hudson Dunes Agreement also provides that Hudson Dunes shall make available to Blue Goldmine FZCO a $100 million secured funding facility to finance purchases under the Hudson Dunes Agreement, with Hudson Dunes receiving 50% of the profit margin generated from onward sale or tokenization of financed gold as repayment. Gold financed under the Hudson Dunes Agreement will be subject to a first ranking lien over the gold in favor of Hudson Dunes.

Entry into Trading Facility Agreement

On December 1, 2025, Blue Goldmine FZCO entered into a $15,000,000 gold trading facility agreement (the “Facility”) with Hudson Dunes and BGL as guarantor, to finance the purchase and sale of gold on a transactional and revolving basis. Pursuant to the facility, Blue Goldmine FZCO may use the funds to finance specific gold trades that meet agreed eligibility criteria. The positive margins generated from gold trades will be shared between Blue Goldmine FZCO and Hudson Dunes on a 2:1 basis, whereby two parts will be allocated to Blue Goldmine FZCO and one part will be allocated to Hudson Dunes. The obligations under the Facility are secured by a corporate guarantee provided by BGL. Blue Goldmine FZCO will provide Hudson Dunes a cash collateral of $5 million (the “Cash Collateral Contribution”) as a condition to drawing on the Facility. The Facility is available until the earlier of December 31, 2026 and the Facility’s earlier termination in accordance with its terms. On January 12, 2026, the Facility was amended to include BGHL as an additional borrower and increase the Facility amount to three times the Cash Collateral Contribution up to a maximum of $15,000,000.

Ritchie Facility Agreements

On January 10, 2026, the Company entered into a facility agreement with Kaela Ritchie (the “Ritchie Facility Agreement”) that provides for a drawdown loan facility of up to $2,000,000. The Ritchie Facility Agreement is available for drawdown by the Company for a period of six months from January 9, 2026, with a maximum aggregate drawdown per week of $500,000. Interest accrues at 10% per year on drawn amounts. At maturity, the Company shall repay the balance and interest, provided that the Company may repay the balance at any time prior to maturity without premium or penalty. The facility would have matured on January 9, 2027 had the Company not entered into the Exchange Agreements.

On March 26, 2026, the Company entered into a second facility agreement with Kaela Ritchie that provides for a drawdown loan facility of up to $2,000,000. The second facility is available for drawdown by the Company for a period of six months with a maximum aggregate drawdown per week of $500,000. Interest will accrue at 10% per year on the drawn amounts. At maturity, the Company shall repay the balance and interest, provided, that, the Company may repay the balance at any time prior to maturity without premium or penalty. The second facility would have matured on March 26, 2027 had the Company not entered into the exchange agreements described below. On May 5, 2026, the Company entered into two exchange agreements with Ms. Ritchie pursuant to which the Company exchanged the entire outstanding indebtedness under the January 10, 2026 facility agreement, in the aggregate amount of $2,042,132 (principal plus accrued and unpaid interest), for 2,042,132 Class A ordinary shares, and the entire outstanding indebtedness under the March 26, 2026 facility agreement, in the aggregate amount of $778,617 (principal plus accrued and unpaid interest), for 778,617 Class A ordinary shares. Each exchange was effected in reliance on Section 3(a)(9) of the Securities Act. The Company recognized a loss on extinguishment of debt of $507,735 in connection with the exchanges. Concurrently, on May 5, 2026, the Company entered into a new facility agreement with Ms. Ritchie providing for a drawdown loan facility of up to $4,000,000, subject to increase upon mutual agreement of the parties, available for a period of six months with a maximum aggregate drawdown of $500,000 per week and bearing interest at 10% per year. At any time prior to maturity the lender may require conversion of all or any portion of the outstanding balance into Class A ordinary shares at a conversion price of $1.00 per share. The new facility matures on May 5, 2027.

On May 5, 2026, concurrently with the execution of the Exchange Agreements, the Company entered into a Facility Agreement (the “New Facility Agreement”) with the Lender that provides for a drawdown loan facility of up to $4,000,000, subject to increase upon mutual agreement of the parties. The facility is available for drawdown by the Company for a period of six months with a maximum aggregate drawdown per week of $500,000. Interest will accrue at 10% per year on the drawn amounts. The Company may repay the balance at any time prior to maturity without premium or penalty. The facility matures on May 5, 2027. At any time and from time to time prior to maturity, the Lender has the right, but not the obligation, to deliver a conversion notice requiring the Company to convert all or any portion of the outstanding balance into Class A ordinary shares at a conversion price of $1.00 per share (subject to adjustment for any stock splits, stock dividends, stock combinations, recapitalizations or other similar transactions that occur with respect to the Class A ordinary shares following May 5, 2026) (the “Conversion Shares”). The Company is obligated to prepare and file a registration statement with the SEC within 60 calendar days following the date of a mandatory conversion notice to register the Conversion Shares, and shall use commercially reasonable efforts to have such registration statement declared effective by the SEC as soon as reasonably practicable.

On September 11, 2026, the Board approved an amendment, dated and effective September 11, 2026, to the Facility Agreement dated May 5, 2026 between the Company and Kaela Ritchie, which replaces Section 2.2 of that agreement and gives the lender the right, but not the obligation, to require, before maturity, conversion of all or any portion of the outstanding advance balance into Class A ordinary shares at $0.50 per share, subject to customary adjustments for stock splits, stock dividends, combinations, recapitalizations and similar transactions. Also on September 11, 2026, the Board resolved, pursuant to Article 39 of the Company’s Articles, to release all 9,717,837 remaining Restricted Shares from lock-up; the release applies to all holders of Restricted Shares and is unconditional. On the same date, the Board approved an amended and restated form of indemnification agreement to be entered into by the Company with its directors and officers, which expands the indemnification and related protections available to them, including mandatory advancement of expenses and indemnification relating to personal guarantees issued for the benefit of the Company or its subsidiaries and affiliates.

Entry into Securities Purchase Agreement

On February 23, 2026, the Company entered into a Securities Purchase Agreement with Hudson Dunes pursuant to which the Company agreed to issue and sell in a private placement an aggregate of 2,500,000 Class A ordinary shares at a price per share of $4.00, for gross proceeds of $10,000,000. The proceeds will be used for working capital, general corporate purposes and to repay certain debt obligations. As of June 30, 2026 and through the date of this Report, the private placement had not closed.

Amendment of Employment Agreement and Grant of Class A Ordinary Shares

On April 2, 2026, our Board approved, and the Company entered into, an amended employment agreement with our then chief executive officer, Andrew Cavaghan (the “Amended Employment Agreement”). In connection with the Amended Employment Agreement, the Compensation Committee of the Board approved grants to Mr. Cavaghan of an aggregate of 2,447,500 Class A ordinary shares (the “April 2026 Grant”) under the Company’s 2025 Equity Incentive Plan (the “Plan”), in lieu of previously approved cash and stock-based compensation. The April 2026 Grant consists of (i) 2,290,000 restricted Class A ordinary shares, which are subject to time-based and/or performance-based vesting, and (ii) 157,500 unrestricted Class A ordinary shares, in consideration for Mr. Cavaghan’s service to the Company. Mr. Cavaghan has entered into a Restricted Stock Grant Agreement and an Unrestricted Stock Grant Agreement with the Company, evidencing the terms and conditions of each such grant, which are subject to all of the terms and conditions of the Plan.

In addition, pursuant to the Amended Employment Agreement, Mr. Cavaghan’s cash compensation was reduced to US$1 per annum. Effectiveness of the terms and conditions of the Amended Employment Agreement was retroactive to January 1, 2026. The 2,447,500 Class A ordinary shares comprising the April 2026 Grant were issued on April 2, 2026 and the Company recognized share-based compensation of $473,170 in respect of the grant during the six months ended June 30, 2026.

Entry into Exchange Agreements

On May 5, 2026, Company entered into two exchange agreements (each, an “Exchange Agreement,” and, together, the “Exchange Agreements”) with Kaela Ritchie (the “Lender”), pursuant to which the Company exchanged certain outstanding indebtedness owed to the Lender under two facility agreements for newly issued Class A ordinary shares of the Company.

Pursuant to the first Exchange Agreement, dated May 5, 2026, the Company exchanged the entirety of its outstanding indebtedness under that certain Facility Agreement, dated January 10, 2026, in the aggregate amount of $2,042,132 (reflecting all principal, plus all accrued and unpaid interest through the date of the Exchange Agreement), for 2,042,132 Class A ordinary shares.

Pursuant to the second Exchange Agreement, dated May 5, 2026, the Company exchanged the entirety of its outstanding indebtedness under that certain Facility Agreement dated March 26, 2026, in the aggregate amount of $778,617 (reflecting all principal, plus all accrued and unpaid interest through the date of the Exchange Agreement), for 778,617 Class A ordinary shares.

Each exchange was effected in reliance upon the exemption from registration provided by Section 3(a)(9) of the Securities Act, with no commission or other remuneration paid in connection therewith. Pursuant to each Exchange Agreement, the Company has agreed to file, within sixty (60) days following May 5, 2026, a registration statement on Form F-1 (or another appropriate form) to register for resale the Class A ordinary shares issued in the exchanges with the SEC, and to use commercially reasonable efforts to have such registration statement declared effective by the SEC as soon as reasonably practicable.

A. Operating Results

The following table summarizes our financial results for the six months ended June 30, 2026 and 2025:

	For the	For the
	six months ended	six months ended
	June 30,	June 30,	Dollar
	2026	2025	Change
Operating expenses
General and administrative expenses	$(9,310,114)	$(3,117,588)	$(6,192,526)
Merger and acquisition expenses	(38,143)	(1,319,046)	1,280,903
Plant maintenance costs	—	(478,625)	478,625
Accretion of asset retirement obligation	(1,103,000)	(871,000)	(232,000)
Depreciation	(36,404)	(17,977)	(18,427)
Total operating expenses	(10,487,661)	(5,804,236)	(4,683,425)

Other income (expense)
Interest expense	(323,230)	(121,656)	(201,574)
Other income	379	—	379
Loss on extinguishment of debt	(875,609)	—	(875,609)
Change in fair value of liabilities	2,910,316	(1,955,000)	4,865,316
Related party interest income (expense), net	510	44,953	(44,443)
Total other income (expense), net	1,712,366	(2,031,703)	3,744,069
Net loss	$(8,775,295)	$(7,835,939)	$(939,356)

General and Administrative

General and administrative expenses for the six months ended June 30, 2026 were $9,310,114 as compared to $3,117,588 for the six months ended June 30, 2025. The $6,192,526 increase in general and administrative expenses primarily reflects investor relations expenses of $1,615,000 incurred to a related party, an accrued consulting and advisory liability of $1,090,322, and increases in professional services, including legal and accounting fees, and stock-based compensation expense, together with increased costs associated with operating as an exchange-listed public company following the closing of the Business Combination in June 2025.

Merger and Acquisition Expenses

Merger and acquisition expenses for the six months ended June 30, 2026 were $38,143 as compared to $1,319,046 for six months ended June 30, 2025. The $1,280,903 decrease reflects the legal and other professional costs incurred in the 2025 period related to the Business Combination transaction that closed in June 2025.

Plant Costs

Plant costs for the six months ended June 30, 2026 were $0 as compared to $478,625 for the six months ended June 30, 2025. The $478,625 decrease in plant costs reflects a significant reduction in BGL’s activities at the mine site as a result of the ongoing lease dispute with the Government of Ghana. BGL expects that its plant costs will increase in future periods following resolution of the dispute, commensurate with the expected restart and growth of its mining operations.

Accretion of Asset Retirement Obligation

Accretion of asset retirement obligation for the six months ended June 30, 2026 was $1,103,000 as compared to $871,000 for the six months ended June 30, 2025. The asset retirement obligations totaled $18,936,000 and $17,833,000 at June 30, 2026 and December 31, 2025, respectively.

Depreciation

Depreciation for the six months ended June 30, 2026 was $36,404   compared to $17,977 for the six months ended June 30, 2025. The $18,427 increase in depreciation is primarily a result of a one-off correction in the six months ended June 30, 2025, which reduced that period’s charge to reverse depreciation overcharged on vehicles in 2024.

Interest Expense, Net

Interest expense, net, was $323,230 for the six months ended June 30, 2026, compared to $121,656 for the six months ended June 30, 2025. The $201,574 increase in interest expense, net is a result of the increase in interest bearing liabilities such as the convertible notes payable.

Other Income

Other income was $379 for the six months ended June 30, 2026. There was no other income in the six months ended June 30, 2025.

Loss on Extinguishment of Debt

Loss on extinguishment of debt of $875,609 for the six months ended June 30, 2026 is a result of the amendment of the 3i convertible notes in January 2026 ($367,874) and the exchange of the outstanding balances under the two Ritchie facility agreements for Class A ordinary shares in May 2026 ($507,735).

Change in Fair Value of Liabilities

The change in fair value of liabilities was a gain of $2,910,316 for the six months ended June 30, 2026, compared to a loss of $1,955,000 for the six months ended June 30, 2025, a favorable change of $4,865,316. The change reflects the aggregate movement in fair value of (i) the 11,500,000 warrants assumed in connection with the Business Combination, which are classified as warrant liabilities under ASC 815-40 and measured at fair value based on the period-end publicly stated closing price, (ii) the equity-linked share issuance liability and (iii) the Senior Convertible Notes held at fair value. At June 30, 2026, the fair value of the warrant liabilities was $1,105,150.

Related Party Interest Income (Expense), Net

Related party interest income, net, was $510 for the six months ended June 30, 2026, compared to $44,953 for the six months ended June 30, 2025. The $44,443 decrease reflects the change in the net position of related party balances.

B. Liquidity and Capital Resources

Since inception, the Company’s primary sources of liquidity have been cash flows from advances provided by affiliated entities, share issuances and convertible notes issuances. For the six months ended June 30, 2026, the Company reported an operating loss of approximately $10.5 million and negative cash flows from operations of approximately $5.6 million. As of June 30, 2026, the Company had an aggregate cash balance of approximately $0.6 million and a net working capital deficit of approximately $17.9 million.

On August 19, 2024, the Company has entered into a Gold Advance Payment Purchase Agreement (“GAPPA”) with Gerald Metals SARL (“Gerald”) whereby, subject to satisfying several conditions precedent, Gerald will make advance payments of up to an aggregate of $25,000,000 to fund Bogoso Prestea restart costs. In September 2024, BGBPL signed a Mining Equipment Supply Framework Agreement with Attachy Construction Limited (“Attachy”), whereby Attachy has agreed to procure certain goods and equipment necessary for the restart of the Bogoso Prestea Mine, up to a total value of $8.0 million. BGBPL must repay to Attachy the equipment purchase price plus a mark-up of 30% of such price. Repayment of the purchase price and mark-up amount will commence three months after an equipment purchase and will be repaid over seven equal monthly installments. On November 7, 2024, BGHL received a $345,000 advance from Attachy. On each of October 2, 2024, October 28, 2024 and November 30, 2024, BGHL’s subsidiary, BGBPL, received advances in the aggregate amount of $303,000 from Attachy. These advances are non-interest bearing and do not require collateral. The advances are due on demand and, to date, Attachy has not demanded repayment of the advances. On August 29, 2025, the Company entered into an Ordinary Share Purchase Agreement pursuant to which the Company may sell up to $75,000,000 of newly issued Class A ordinary shares (the “VWAP Purchase Shares”) to an investor at the Company’s option, subject to certain conditions.  On November 4, 2025, the Company entered into a Loan Agreement (as amended on November 17, 2025 and December 16, 2025) with City First Capital Pty (“City First”) that provides in the aggregate a loan amount of AUD$100 million, subject to the satisfaction of certain conditions precedent, to be used for the restart the Bogoso and Prestea mine. The GAPPA and City First Loan Agreement are both available specifically for the restart of the Bogoso Prestea mine; however, both are subject to satisfying several conditions precedent, including satisfactory due diligence and resolution of the lease dispute with the Government of Ghana. During the six months ended June 30, 2026, the Company entered into a $2,000,000 drawdown loan facility with Kaela Ritchie on January 10, 2026 and a second $2,000,000 drawdown loan facility with Kaela Ritchie on March 26, 2026, each of which was drawn and then exchanged in full for Class A ordinary shares on May 5, 2026, and entered into a new $4,000,000 drawdown loan facility with Ms. Ritchie on May 5, 2026. On January 23, 2026, the Company issued a senior convertible note to 3i in the principal amount of $1,630,435 for an aggregate purchase price of $1,500,000. On February 23, 2026, the Company entered into a Securities Purchase Agreement with Hudson Dunes for gross proceeds of $10,000,000 through a private placement of 2,500,000 Class A ordinary shares; as of the date these condensed consolidated financial statements were available to be issued, the private placement had not closed. Subsequent to June 30, 2026, the Company received notifications from Nasdaq that it no longer satisfies the minimum bid price, market value of listed securities and market value of publicly held shares requirements for continued listing, entered into a Deed of Settlement and Conversion with respect to certain liabilities assumed in connection with the Bogoso-Prestea asset acquisition, and issued an unsecured promissory note in an original principal amount of up to $250,000 together with detachable warrants.

The funding of Blue Gold Limited’s capital requirements will depend on many factors, including the Company’s revenue growth rate, the timing and extent of spending to support further sales and marketing and research and development efforts including growth into new business areas of gold trading and digital gold, the timing and extent of spending on the arbitration proceedings pursuant to the lease dispute with the Government of Ghana, the timing and extent of spending on shareholder litigation proceedings, the timing and extent of spending to support the restart of the Bogoso Prestea Mine, including whether the Bogoso Prestea Mine will restart at all, and further exploration activities.  To finance these opportunities and activities, the Company will need to raise additional financing. While there can be no assurances, the Company intends to raise such capital through debt finance, trade finance, offtake finance and/or issuances of additional equity raises such as is available under the Ordinary Share Purchase Agreement. If additional financing is required from outside sources, the Company may not be able to raise it on terms acceptable to the Company or at all. If the Company is unable to raise additional capital when desired, the Company’s business, results of operations and financial condition would be materially and adversely affected.

In connection with the Company’s assessment of going concern considerations in accordance with Financial Accounting Standard Board’s (“FASB”) Accounting Standards Update (“ASU”) 2014-15, “Disclosures of Uncertainties about an Entity’s Ability to Continue as a Going Concern”, management has determined that the Company’s liquidity condition raises substantial doubt about the Company’s ability to continue as a going concern through twelve months from the date these financial statements are available to be issued and the current plans do not alleviate the substantial doubt. These financial statements do not include any adjustments relating to the recovery of the recorded assets or the classification of the liabilities that might be necessary should the Company be unable to continue as a going concern.

Cash flows for the six months ended June 30, 2026 and 2025

The following table summarizes BGL’s cash flows from operating, investing and financing activities for the six months ended June 30, 2026 and 2025:

	For the	For the
	six months ended	six months ended
	June 30,	June 30,
	2026	2025
Net cash used in operating activities	$(5,622,246)	$(4,499,012)
Net cash used in investing activities	—	(2,798)
Net cash provided by financing activities	5,375,471	4,707,003

Net cash used in operating activities

Net cash used in operating activities was approximately $5.6 million and approximately $4.5 million for the six months ended June 30, 2026 and 2025, respectively, primarily consisting of general and administrative expenses. General and administrative expenses increased in 2026 reflecting a full period of public company costs and continuing arbitration costs pursuant to the lease dispute with the Government of Ghana.

Net cash used in investing activities

There was no cash used in investing activities for the six months ended June 30, 2026. Net cash used in investing activities for the six months ended June 30, 2025 was $2,798, related to the purchase of computer equipment.

Cash flows provided by financing activities

Net cash provided by financing activities for the six months ended June 30, 2026 and 2025 was approximately $5.4 million and approximately $4.7 million, respectively, and was primarily related to proceeds from the issuance of convertible notes and loan facilities of $4.9 million and proceeds from the issuance and sale of Class A ordinary shares of $0.7 million, partially offset by principal repayments of $0.2 million.

C. Research and development, patents and licenses, etc.

None.

D. Trend Information.

None.

E. Critical Accounting Estimates

BGL prepares its consolidated financial statements in accordance with U.S. GAAP, expressed in U.S. dollars. References to U.S. GAAP issued by the FASB are to the FASB Accounting Standards Codification. All significant intercompany balances and transactions have been eliminated in consolidation.

Preparation of consolidated financial statements in conformity with U.S. GAAP requires BGL to make estimates and assumptions that affect the amounts reported and disclosed in the consolidated financial statements and the accompanying notes. Actual results could materially differ from these estimates. On an ongoing basis, BGL evaluates its estimates, including those relating to fair values, income taxes, and contingent liabilities among others. BGL bases its estimates on assumptions both historical and forward looking that are believed to be reasonable, the results of which form the basis for making judgments about the carrying values of its assets and liabilities.

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of BGL and its wholly owned subsidiaries. Control over subsidiaries is derived without exception from holding the majority of voting rights in the companies concerned. All significant intercompany balances and transactions have been eliminated in consolidation.

Use of Estimates

The preparation of the accompanying consolidated financial statements in conformity with GAAP requires management to make certain estimates and assumptions that affect the reported amounts and disclosures of assets and liabilities at the date of the consolidated financial statements and the reported amounts of expenses during the reporting periods. Estimates are adjusted to reflect actual experience when necessary. Significant estimates made by management include, but are not limited to, the legal title to the Bogoso Prestea leases, valuation of convertible loan payables, valuation of warrants, valuation of mineral rights, valuation of royalty liabilities, contingent consideration, reserve volumes and future net revenues associated with mine resources and the asset retirement obligations.

The Life of Mine model (“LoM”), which has been used as the basis for calculating the mineral rights value and the royalty liability value is prepared to a Scoping Study level. The LoM is preliminary in nature and there is a high degree of uncertainty over the assumptions made. The LoM is solely based on Measured and Indicated Resources which are considered too speculative geologically to have economic considerations applied to them that would allow them to be categorized as mineral reserves, and there is no certainty that the LoM will be realized.

Foreign currency translation and transactions

BGL’s reporting currency is the U.S. dollar. The functional currency of each entity in the group is the currency of the primary economic environment in which it operates, other than for BGBPL whose functional currency is deemed to be the U.S. Dollar. Transactions in foreign currencies are initially recorded in source currency and converted into the functional currency at the rates of exchange prevailing on the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are remeasured into functional currency at the rates of exchange prevailing at the balance sheet date. Non-monetary assets and liabilities are remeasured to the functional currency at exchange rates that prevailed on the date of inception of the transaction.

BGL translates the financial statements from the local (functional) currency into US Dollars using the year or reporting period end or average exchange rates in accordance with the requirements of Accounting Standards Codification subtopic 830-10, Foreign Currency Matters (“ASC 830-10”). Assets and liabilities are translated at exchange rates as of the balance sheet dates. Expenses are translated at average rates in effect for the years presented. Translation gains and losses resulting from re-measurement from functional to reporting currency are recorded in accumulated other comprehensive income or loss as a component of shareholders’ deficit.

Gains and losses resulting from transactions denominated in a currency other than the functional currency of the entity are included in general and administrative expenses in the consolidated statements of operations and other comprehensive loss using the average exchange rates in effect during the period.

Property, Plant and Equipment

The value of property, plant and equipment (“PP&E”), including land, buildings and processing equipment, that were acquired as part of the Asset Acquisition are recorded at relative fair value assessed at the time of the acquisition less depreciation. Any additional PP&E acquired, and any expenditures that extend the life of such assets, are recorded at historical cost, including direct acquisition costs less depreciation and impairment losses. Historical cost includes expenditures that are directly attributable to the acquisition of the items. Capital work-in-progress is recorded at cost less impairment losses but is not depreciated until it is in use and transferred into other PP&E classifications.

Subsequent costs are included in the asset’s carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to BGHL and the cost of the item can be measured reliably. All other repairs and maintenance costs are charged to profit or loss during the financial period in which they are incurred.

Depreciation

Depreciation for vehicles and other assets is computed using the straight-line method at rates calculated to depreciate the cost of the assets, less their anticipated residual values, if any, over their estimated useful lives as follows:

Vehicles	5 years
Computer and accessories	2 years

An item of property, plant and equipment is derecognized upon disposal or when no future economic benefits are expected to arise from the continued use of the asset. The gain or loss arising on the disposal or retirement of an asset is determined as the difference between the sales proceeds and the carrying amount of the asset and is recognized in profit or loss.

BGL evaluates the carrying value of PP&E and finite-lived intangible assets whenever a change in circumstances indicates that the net carrying value may not be recoverable from the entity-specific undiscounted future cash flows expected to result from our use of and eventual disposition of a long-lived asset or asset group. Events or circumstances that could trigger an impairment review of a long-lived asset or asset group include, but are not limited to: (i) a significant decrease in the market price of the asset, (ii) a significant adverse change in the extent or manner that the asset is used or in its physical condition, (iii) a significant adverse change in legal factors or in the business climate that could affect the value of the asset, (iv) an accumulation of costs significantly in excess of original expectation for the acquisition or construction of the asset, (v) a current period operating or cash flow loss combined with a history of operating orcash flow losses or a forecast of continuing losses associated with the use of the asset and (vi) a more-likely-than-not expectation that the asset will be sold or disposed of significantly before the end of its previously estimated useful life. If an impairment exists, the net carrying values are reduced to fair values. BGHL estimates the fair values of these long-lived assets by performing a discounted future cash flow analysis for the remaining useful life of the asset, or the remaining useful life of the primary asset in the case of an asset group. An individual asset within an asset group is not impaired below its estimated fair value. There were no impairments recorded as of June 30, 2026 and December 31, 2025.

Mineral Rights Impairment and Amortization

Amortization of Mineral Rights (“Mine Properties”), buildings, leasehold land and plant and machinery (collectively the “mineral assets”) is provided for using the unit-of-production method with separate calculations made for each mineral resource.

The calculation of the units-of-production rate of amortization could be impacted to the extent that actual production in the future differs from current forecasted production resulting in possible revision to the estimate of total resources to be produced.

The carrying values of the mineral rights are assessed for impairment by management on an annual basis (while under development) or when indicators of impairment exist. BGL compares the carrying value of the mine assets to its estimates of undiscounted future cash flows from the underlying resources. Should management determine that these carrying values cannot be recovered, the carrying value is compared to an estimate of fair value and the unrecoverable amounts are written off against earnings and cannot be subsequently reversed. As of June 30, 2026, as the lease termination and ensuing dispute represented a triggering event, in accordance with ASC 360, BGL compared the undiscounted cash flows of the long-lived asset group to their carrying amounts which determined there was no impairment required.

Mineral Exploration Rights and Costs, Exploration, Evaluation and Development Expenditures

Exploration costs, which include maintenance, development and exploration of mineral claims, are expensed as incurred. When it is determined that a mineral deposit can be economically developed as a result of establishing proven and probable reserves and all regulatory operating permits have been secured, the costs incurred after such determination will be capitalized until the commencement of production and amortized over their useful lives. To date, BGL has not established the commercial feasibility and received the necessary regulatory operating permits for any of its exploration prospects; therefore, all exploration costs are expensed.

Asset Retirement Obligation

BGL follows Financial Accounting Standards Board Accounting Standards Codification (“FASB ASC”), which established a uniform methodology for accounting for estimated reclamation and abandonment costs. FASB ASC 410 requires the fair value of a liability for an asset retirement obligation to be recognized in the period in which the legal obligation associated with the retirement of the long-lived asset is incurred or when acquired. When the liability is initially recorded, the offset is capitalized by increasing the carrying amount of the related long-lived asset. Over time, the liability is accreted to its future value each period and charged to accretion expense, and the initial capitalized cost is amortized over the useful life of the related asset. To settle the liability, the obligation is paid, and to the extent there is a difference between the liability and the amount of cash paid, a gain or loss upon settlement is recorded.

Fair Value Measurement

As defined in ASC 820, Fair Value Measurements and Disclosures, fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants on the measurement date (exit price). BGL utilizes market data or assumptions that market participants would use in pricing an asset or liability, including assumptions about risk and the risks inherent in the inputs to the valuation technique. These inputs can be readily observable, market corroborated, or generally unobservable. ASC 820 establishes a fair value hierarchy that participants used to measure fair value. The hierarchy gives us the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurement) and the lowest priority to unobservable inputs (level 3 measurement). This fair value measurement framework applies at both initial and subsequent measurement. Financial assets and liabilities are recorded based on the inputs to valuation techniques as follows:

Level 1: Quoted prices are available in an active market for identical assets or liabilities as of the reporting data. Active markets are those in which transactions for the assets or liability occur in sufficient frequency and volume to provide information on an ongoing basis. Level 1 primarily consists of financial instruments such as exchange-traded derivatives, marketable securities and listed equities.

Level 2: Pricing inputs are other than quoted prices in active markets included in Level 1, which are either directly or indirectly observable as of the reported date. Level 2 includes those financial instruments that are valued using models or other valuation methodologies. These models are primarily industry-standard models that consider various assumptions, including quoted forward prices for commodities, time value, volatility factors and current market and contractual prices for the underlying instruments, as well as other relevant economic measures. Subsequently all these assumptions are observable in the marketplace throughout the full term of the instrument, can be derived from observable data or are supposed by observable level at which transactions are executed in the marketplace. Instruments in this category generally include non-exchange-traded derivatives such as commodity swaps, interest rate swaps, option and collar.

Level 3: Pricing inputs includes significant inputs that are generally less observable from objective sources. These inputs may be used with internally developed methodologies that result in management’s best estimate of fair value.

The fair value of cash, prepaid expenses and other current assets, advances to related parties, accounts payable, accrued expenses and other current liabilities, and accounts payable - related parties, net approximates their carrying values due to their relatively short terms to maturity.

Convertible Notes Payable

BGL entered into convertible notes, some of which contain fixed rate conversion features, whereby the outstanding principal and accrued interest may be converted by the holder into Class A ordinary shares at a fixed rate at the time of conversion. This results in a fair value of the convertible note being equal to a fixed monetary amount. BGL records the convertible note liability at its fixed monetary amount on the issuance date and interest expense charged over the outstanding period of the note.

For convertible debt instruments that are not considered liabilities under ASC 480 or ASC 815, the Company applies FASB ASC 470, Debt (“ASC 470”), for the accounting of such instruments, including any premiums or discounts. Debt issuance costs consist primarily of original issue discount (OID) and legal fees. These costs are netted off with the related loan and are being amortized to interest expense over the term of the related debt facilities using effective interest method.

The Company may elect the fair value option for certain financial instruments that meet the required criteria under ASC 825, Financial Instruments. Issuance fees incurred on instruments for which the fair value option was elected are not deferred and are recognized as an expense when incurred in the consolidated statement of operations. The portion of the change in fair value attributable to instrument-specific credit risk, if any, is recognized in other comprehensive income, with the remainder recognized in earnings.

Warrants

The Company reviews the terms of warrants to purchase its Class A ordinary shares to determine whether warrants should be classified as liabilities or within stockholders’ deficit in its consolidated balance sheets. In order for a warrant to be classified in stockholders’ deficit, the warrant must be (i) indexed to the Company’s equity and (ii) meet the conditions for equity classification.

If a warrant does not meet the conditions for stockholders’ deficit classification, it is carried on the consolidated balance sheets as a warrant liability measured at fair value, with subsequent changes in the fair value of the warrant recorded in other non-operating losses (gains) in the consolidated statements of operations and other comprehensive loss. If a warrant meets both conditions for equity classification, the warrant is initially recorded, at its relative fair value on the date of issuance, in stockholders’ deficit in the consolidated balance sheets, and the amount initially recorded is not subsequently remeasured at fair value.

BLUE GOLD LIMITED

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE SIX

MONTHS ENDED JUNE 30, 2026 AND 2025

BLUE GOLD LIMITED
CONDENSED CONSOLIDATED BALANCE SHEETS

	June 30, 2026	December 31, 2025
	(Unaudited)
Assets
Current assets
Cash	$591,641	$679,442
Prepaid expenses and other current assets	3,198,769	1,703,447
Other receivables	271,129	7,766
Digital assets	9,365	—
Advance to related parties	848,749	529,948
Total current assets	4,919,653	2,920,603
Property, plant and equipment, net	2,825,169	2,861,586
Other assets	55,330	—
Mineral rights	32,086,000	32,086,000
Intangible assets	93,889	93,889
Total assets	$39,980,041	$37,962,078

Liabilities
Current liabilities
Accounts payable	$9,800,202	$8,163,927
Accounts payable- related party, net	2,442,308	555,147
Accrued expenses and other current liabilities	4,690,496	2,384,779
Token liability	33,610	—
Advances payable	648,000	648,000
Convertible notes payable	5,158,107	3,468,563
Total current liabilities	22,772,723	15,220,416
Equity-linked share issuance liability	228,221	426,000
Warrants liabilities	1,105,150	4,843,800
Royalty obligation	2,700,000	2,700,000
Contingent consideration liability	17,100,000	17,100,000
Asset retirement obligation	18,936,000	17,833,000
Total liabilities	62,842,094	58,123,216

Commitments and contingencies (Note 16)

Stockholders’ deficit
Stockholders’ deficit
Class A ordinary Shares, $0.0001 par value; 400,000,000 authorized and 43,301,723 and 34,677,492 issued and outstanding at June 30, 2026, and December 31, 2025, respectively	4,330	3,468
Additional paid in capital	22,240,227	16,034,831
Subscription receivables	(2,480,727)	(2,480,727)
Accumulated deficit	(42,657,524)	(33,882,229)
Accumulated other comprehensive income	31,641	163,519
Total stockholders’ deficit	(22,862,053)	(20,161,138)
Total liabilities and stockholders’ deficit	$39,980,041	$37,962,078

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

BLUE GOLD LIMITED
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS (Unaudited)

	Six Months ended	Six Months ended
	June 30, 2026	June 30, 2025

Operating expenses
General and administrative expenses	$9,310,114	$3,117,588
Merger and acquisition expenses	38,143	1,319,046
Plant maintenance costs	—	478,625
Accretion of asset retirement obligations	1,103,000	871,000
Depreciation	36,404	17,977
Total operating expenses	10,487,661	5,804,236

Other Income (Expense)
Interest Expense	(323,230)	(121,656)
Loss on extinguishment of debt	(875,609)	—
Related party interest Income (Expense)	510	44,953
Other income	379	—
Change in fair value of liabilities	2,910,316	(1,955,000)
Total Other Income (expense)	1,712,366	(2,031,703)
Net loss	$(8,775,295)	$(7,835,939)
Other comprehensive income (loss)
Foreign currency translation adjustment	(131,878)	258,986
Total comprehensive loss	$(8,907,173)	$(7,576,953)

Weighted average common shares outstanding - basic and diluted	37,532,101	12,851,771

Net loss per ordinary share - basic and diluted	$(0.23)	$(0.61)

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

BLUE GOLD LIMITED
CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ DEFICIT (Unaudited)

FOR THE SIX MONTHS ENDED JUNE 30, 2026 AND 2025

	Class A Ordinary Shares		Additional Paid- In	Accumulated	Subscription	Other Comprehensive	Total Stockholders’
	Shares	Amount	Capital	Deficit	Receivable	Income	Deficit
Balance at December 31, 2025	34,677,492	$3,468	$16,034,831	$(33,882,229)	$(2,480,727)	$163,519	$(20,161,138)
Issuance of ordinary shares	2,049,784	205	657,517	—	—	—	657,722
Conversion of convertible notes	3,847,058	384	4,925,287	—	—	—	4,925,671
Conversion of warrants	279,889	28	(28)	—	—	—	—
Issuance of ordinary shares for services	2,447,500	245	472,925	—	—	—	473,170
Issuance of equity treated warrants			149,695				149,695
Currency translation adjustment	—	—	—	—	—	(131,878)	(131,878)
Net loss	—	—	—	(8,775,295)	—	—	(8,775,295)
Balance at June 30, 2026	43,301,723	$4,330	$22,240,227	$(42,657,524)	$(2,480,727)	$31,641	$(22,862,053)

	Class A Ordinary Shares		Additional Paid- In	Accumulated	Subscription	Other Comprehensive	Total Stockholders’
	Shares	Amount	Capital	Deficit	Receivable	Income	Deficit
Balance at December 31, 2024	108,746,245	$-	$3,717,940	$(11,972,315)	$—	$(42,551)	$(8,296,926)
Retroactive application of Business Combination (Note 1)	(98,969,824)	978	(978)	—	—	—	—
Balance at December 31, 2024	9,776,421	$978	$3,716,962	$(11,972,315)	$—	$(42,551)	$(8,296,926)
Issuance of ordinary shares	1,117,798	111	4,851,112	—	(1,980,727)	—	2,870,496
Conversion of convertible notes	555,781	56	2,472,792	—	—	—	2,472,848
Issuance of shares in business combination	8,750,186	875	(4,001,448)	—	—	—	(4,000,573)
Conversion of preference shares	12,185,000	1,219	(1,219)	—	—	—	—
Issuance of ordinary shares for services	432,891	43	362,050	—	—	—	362,093
Currency translation adjustment	—	—	—	—	—	258,986	258,986
Net loss	—	—	—	(7,835,939)	—	—	(7,835,939)
Balance at June 30, 2025	32,818,077	$3,282	$7,400,249	$(19,808,254)	$(1,980,727)	$216,435	$(14,169,015)

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

BLUE GOLD LIMITED
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (Unaudited)

	For the Six Months Ended June 30,
	2026	2025
Cash Flows from Operating Activities:
Net loss	$(8,775,295)	$(7,835,939)
Adjustment to reconcile net loss to cash used in operating activities:
Accretion of asset retirement obligation	1,103,000	871,000
Loss on extinguishment of debt	875,609	—
Depreciation	36,404	17,977
Non-Cash Interest Expense	—	458,619
Change in fair value of liabilities	(2,910,316)	1,955,000
Stock-based compensation expense	473,170	362,093
Changes in operating assets and liabilities:
Prepaid expenses and other current assets	(1,495,369)	(125,529)
Other receivables	(267,383)	(7,481)
Other assets	(55,330)	—
Accounts receivable – related party	(318,801)	(90,499)
Accounts payable	1,545,094	664,371
Accounts payable – related party	1,663,440	(1,313,336)
Accrued expenses and other liabilities	2,479,286	544,712
Token liability	24,245	—
Net cash used in operating activities	(5,622,246)	(4,499,012)

Cash Flows from Investing Activities:
Purchase of fixed assets	—	(2,798)
Net cash used in investing activities	—	(2,798)

Cash Flows from Financing Activities:
Proceeds from convertible notes	4,900,000	1,823,243
Repayment of convertible notes and loans	(182,251)	—
Proceeds from Business Combination	—	13,264
Issuance of Ordinary Shares	657,722	2,870,496
Net cash provided by financing activities	5,375,471	4,707,003
Effect of exchange rate changes on cash and cash equivalents	158,974	(68,051)

Net (decrease) increase in cash	(87,801)	137,142
Cash, beginning of period	679,442	170,557
Cash, end of period	$591,641	$307,699

Supplemental cash flow information:
Interest paid	$—	$36,406
Taxes paid	$—	$—

Noncash investing and financing activities:
Accounts payable, accrued liabilities and other current liabilities combined	$—	$3,013,837
Convertible notes payable combined	$—	$770,000
Non-cash issuance of warrants	149,695
Conversion of convertible notes and loans into ordinary shares, including accrued interest	$4,925,671	$—
Warrant liabilities combined	$—	$230,000

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

BLUE GOLD LIMITED
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1. NATURE OF OPERATIONS

Blue Gold Limited (the “Company”, “BGL”), a Cayman Islands exempted company limited by shares was formed for the purpose of becoming the ultimate parent company following the transactions contemplated in the business combination.

On December 5, 2023, Blue Gold Limited, Perception Capital Corp. IV, a Cayman Islands exempted company limited by shares formerly known as RCF Acquisition Corp. (“Perception” or PC4), and Blue Gold Holdings Limited, a private company limited by shares formed under the laws of England and Wales (“BGHL”), entered into a Business Combination Agreement (as amended and/or restated from time to time, the “Business Combination Agreement”).

On June 25, 2025 (the “Closing Date”), Blue Gold Limited consummated the previously announced business combination pursuant to the Second Amended and Restated Business Combination Agreement, dated as of June 12, 2024, and further amended on November 7, 2024, January 8, 2025, March 28, 2025, April 30, 2025, May 8, 2025 and June 10, 2025, by and among the Company, Perception and BGHL (as amended and restated, the “BCA”).

Following the Business Combination, BGL’s Class A ordinary shares and Warrants are traded on The Nasdaq Stock Market LLC (“Nasdaq”) under the symbols “BGL” and “BGLWW”, respectively.

The Company has one wholly owned subsidiary; Blue Gold (Cayman) Limited (“BGCL”) .  BGCL has two wholly owned subsidiaries; BGHL, an England and Wales private limited liability company, formed on November 9, 2023 to develop, finance, license, and operate gold mines and Blue Goldmine FZCO (“BGFZCO”) incorporated in the United Arab Emirates on November 26, 2025 to undertake gold trading activities.  BGHL has two wholly owned subsidiaries; Blue Gold Digital Limited (“BGD”), an Ireland company incorporated on December 12, 2025 to develop financial technology products and Blue Gold Bogoso Prestea Ltd. (“BGBPL”), a company incorporated in Ghana on January 26, 2024 to acquire the Bogoso Prestea mine.  BGD has two wholly owned subsidiaries; BlueGold One LLC (“BGO”) and Standard Gold Statutory Trust Company (“SGST”) formed in the State of Wyoming, United States of America on November 12, 2025 and December 9, 2025, respectively, to undertake the development and launch of the Company’s digital business.

2. LIQUIDITY AND GOING CONCERN

Since inception, the Company’s primary sources of liquidity have been cash flows from advances provided by affiliated entities, share issuances and convertible notes issuances. For the six months ended June 30, 2026, the Company reported an operating loss of approximately $10.5 million and negative cash flows from operations of approximately $5.6 million. As of June 30, 2026, the Company had an aggregate cash balance of approximately $0.6 million and a net working capital deficit of approximately $17.9 million.

On August 19, 2024, the Company entered into a Gold Advance Payment Purchase Agreement (“GAPPA”) with Gerald Metals SARL (“Gerald”) whereby, subject to satisfying several conditions precedent, Gerald will make advance payments of up to an aggregate of $25,000,000 to fund Bogoso Prestea restart costs. In September 2024, BGBPL signed a Mining Equipment Supply Framework Agreement with Attachy Construction Limited (“Attachy”), whereby Attachy has agreed to procure certain goods and equipment necessary for the restart of the Bogoso Prestea Mine, up to a total value of $8.0 million. BGBPL must repay to Attachy the equipment purchase price plus a mark-up of 30% of such price. Repayment of the purchase price and mark-up amount will commence three months after an equipment purchase and will be repaid over seven equal monthly installments. On November 7, 2024, BGHL received a $345,000 advance from Attachy. On each of October 2, 2024, October 28, 2024 and November 30, 2024, BGHL’s subsidiary, BGBPL, received advances in the aggregate amount of $303,000 from Attachy. These advances are non-interest bearing and do not require collateral. The advances are due on demand and, to date, Attachy has not demanded repayment of the advances. On August 29, 2025, the Company entered into an Ordinary Share Purchase Agreement  pursuant to which the Company may sell up to $75,000,000 of newly issued Class A ordinary shares (the “VWAP Purchase Shares”) to an investor at the Company’s option, subject to certain conditions.  On November 4, 2025, the Company entered into a Loan Agreement (as amended on November 17, 2025 and December 16, 2025) with City First Capital Pty (“City First”) that provides in the aggregate a loan amount of AUD$100 million, subject to the satisfaction of certain conditions precedent, to be used for the restart the Bogoso and Prestea mine. The GAPPA and City First Loan Agreement are both available specifically for the restart of the Bogoso Prestea mine; however, both are subject to satisfying several conditions precedent, including satisfactory due diligence and resolution of the lease dispute with the Government of Ghana. During the six months ended June 30, 2026, the Company entered into a $2,000,000 drawdown loan facility with Kaela Ritchie on January 10, 2026 and a second $2,000,000 drawdown loan facility with Kaela Ritchie on March 26, 2026, each of which was drawn and then exchanged in full for Class A ordinary shares on May 5, 2026, and entered into a new $4,000,000 drawdown loan facility with Ms. Ritchie on May 5, 2026. On January 23, 2026, the Company issued a senior convertible note to 3i in the principal amount of $1,630,435 for an aggregate purchase price of $1,500,000. On February 23, 2026, the Company entered into a Securities Purchase Agreement with Hudson Dunes for gross proceeds of $10,000,000 through a private placement of 2,500,000 Class A ordinary shares; as of the date these condensed consolidated financial statements were available to be issued, the private placement had not closed. Subsequent to June 30, 2026, the Company received notifications from Nasdaq that it no longer satisfies the minimum bid price, market value of listed securities and market value of publicly held shares requirements for continued listing, entered into a Deed of Settlement and Conversion with respect to certain liabilities assumed in connection with the Bogoso-Prestea asset acquisition, and issued an unsecured promissory note in an original principal amount of up to $250,000 together with detachable warrants.

The funding of Blue Gold Limited’s capital requirements will depend on many factors, including the Company’s revenue growth rate, the timing and extent of spending to support further sales and marketing and research and development efforts including growth into new business areas of gold trading and digital gold, the timing and extent of spending on the arbitration proceedings pursuant to the lease dispute with the Government of Ghana, the timing and extent of spending on shareholder litigation proceedings, the timing and extent of spending to support the restart of the Bogoso Prestea Mine, including whether the Bogoso Prestea Mine will restart at all, and further exploration activities.  To finance these opportunities and activities, the Company will need to raise additional financing. While there can be no assurances, the Company intends to raise such capital through debt finance, trade finance, offtake finance and/or issuances of additional equity raises such as is available under the Ordinary Share Purchase Agreement. If additional financing is required from outside sources, the Company may not be able to raise it on terms acceptable to the Company or at all. If the Company is unable to raise additional capital when desired, the Company’s business, results of operations and financial condition would be materially and adversely affected.

In connection with the Company’s assessment of going concern considerations in accordance with Financial Accounting Standard Board’s (“FASB”) Accounting Standards Update (“ASU”) 2014-15, “Disclosures of Uncertainties about an Entity’s Ability to Continue as a Going Concern”, management has determined that the Company’s liquidity condition raises substantial doubt about the Company’s ability to continue as a going concern through twelve months from the date these financial statements are available to be issued and the current plans do not alleviate the substantial doubt. These financial statements do not include any adjustments relating to the recovery of the recorded assets or the classification of the liabilities that might be necessary should the Company be unable to continue as a going concern.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The accompanying consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles (“GAAP”). References to GAAP issued by the FASB in these accompanying notes to the consolidated financial statements are to the FASB Accounting Standards Codification (“ASC”).

The accompanying consolidated financial statements are stated in United States Dollars unless otherwise stated.

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of BGL and its wholly owned subsidiaries. Control over subsidiaries is derived without exception from holding the majority of voting rights in the companies concerned. All significant intercompany balances and transactions have been eliminated in consolidation.

Foreign Currency Translation and Transactions

BGL’s reporting currency is the U.S. dollar. The functional currency of each entity in the group is the currency of the primary economic environment in which it operates, other than for BGBPL, whose functional currency is deemed to be the U.S. Dollar. Transactions in foreign currencies are initially recorded in source currency and converted into the functional currency at the rates of exchange prevailing on the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are remeasured into functional currency at the rates of exchange prevailing at the balance sheet date. Non-monetary assets and liabilities are remeasured to the functional currency at exchange rates that prevailed on the date of inception of the transaction.

BGL translates the financial statements from the local (functional) currency into US Dollars using the year or reporting period end or average exchange rates in accordance with the requirements of Accounting Standards Codification subtopic 830-10, Foreign Currency Matters (“ASC 830-10”). Assets and liabilities are translated at exchange rates as of the balance sheet dates. Expenses are translated at average rates in effect for the years presented. Translation gains and losses resulting from re-measurement from functional to reporting currency are recorded in accumulated other comprehensive income or loss as a component of shareholders’ deficit.

Gains and losses resulting from transactions denominated in a currency other than the functional currency of the entity are included in general and administrative expenses in the consolidated statements of operations and other comprehensive income (loss) using the average exchange rates in effect during the period.

Use of Estimates

The preparation of the accompanying consolidated financial statements in conformity with GAAP requires management to make certain estimates and assumptions that affect the reported amounts and disclosures of assets and liabilities at the date of the consolidated financial statements and the reported amounts of expenses during the reporting periods. Estimates are adjusted to reflect actual experience when necessary. Significant estimates made by management include, but are not limited to, the legal title to the Bogoso Prestea leases, valuation of convertible loan payables, valuation of warrants, valuation of mineral rights, valuation of royalty liabilities, contingent consideration, reserve volumes and future net revenues associated with mine resources and the asset retirement obligations.

Mineral Rights and Life of Mine Model: The carrying value of the Company’s mineral rights is determined in part by reference to the Bogoso Prestea Life of Mine (“LoM”) model, which is prepared to a Scoping Study level. The LoM is preliminary in nature and there is a high degree of uncertainty over the assumptions made. The LoM is solely based on Measured and Indicated Resources which are considered too speculative geologically to have economic considerations applied to them that would allow them to be categorized as mineral reserves, and there is no certainty that the LoM will be realized. The LoM incorporates estimates of total recoverable gold resources, future gold production rates, long-term gold prices, tonnes of ore processed and an appropriate risk-adjusted discount rate. These estimates are inherently uncertain and subject to revision as additional technical and geological information becomes available. Amortization of mineral rights is computed using the unit-of-production method and commences when gold production begins.

Legal Title to Bogoso Prestea Mining Leases: The recoverability and carrying value of several significant balance sheet items are contingent upon the successful resolution of the ongoing dispute with the Government of Ghana over the Bogoso and Prestea mining leases. Specifically, the carrying values of mineral rights, the royalty liability, the contingent consideration liability and the asset retirement obligation are each determined using estimation approaches — described in the sub-sections below — that assume the continued validity of those leases and the eventual restart of mining operations. Should the arbitration proceedings be resolved unfavorably and the leases relinquished, the carrying values of all of these items would be reduced to nil. Management’s estimates and assumptions underlying these valuations are therefore subject to a material level of uncertainty until the dispute is resolved, and actual outcomes could differ materially from the amounts recorded in these consolidated financial statements.

Impairment of Long-Lived Assets and Mineral Rights: The Company evaluates the carrying values of property, plant and equipment and mineral rights for impairment when events or changes in circumstances indicate that the carrying amount may not be recoverable. Recoverability is initially assessed by comparing the carrying value of the asset or asset group against estimated undiscounted future cash flows. Where an impairment is indicated, the fair value of the asset is estimated using a discounted future cash flow analysis over the asset’s remaining useful life, incorporating assumptions for future production volumes, commodity prices, operating and capital expenditures and a risk-adjusted discount rate.

Segment Information

ASC 280, “Segment Reporting” (“ASC 280”), defines operating segments as components of an enterprise where discrete financial information is available that is evaluated regularly by the chief operating decision-maker (“CODM”) in deciding how to allocate resources and in assessing performance. BGL’s CODM is the chief executive officer, who has ultimate responsibility for the operating performance of BGL and the allocation of resources. The CODM reviews the assets, operating results, and financial metrics for BGL as a whole to make decisions about allocating resources and assessing financial performance. Accordingly, management has determined that there is only one reportable segment. The CODM assesses performance for the single reportable segment and decides how to allocate resources based on operating expenses that also is reported on the consolidated statements of operations. The measure of segment assets is reported on the consolidated balance sheets as total assets. When evaluating BGL’s performance and making key decisions regarding resource allocation, the CODM reviews several key metrics included in operating expenses and cash.

Operating expenses, inclusive of general and administrative costs and plant costs, are reviewed and monitored by the CODM to manage and forecast cash to ensure enough capital is available to fund operations. The CODM also reviews operating expenses to manage, maintain and enforce all contractual agreements to ensure costs are aligned with all agreements and the budget. The categories of operating expenses, as reported on the consolidated statements of operations, are the significant segment expenses provided to the CODM on a regular basis.

Concentration of Risk

BGL’s financial instruments that are exposed to concentrations of credit risk primarily consist of its cash. BGL places its cash with financial institutions of high credit worthiness. At times, its cash with a particular financial institution may exceed any applicable government insurance limits. BGL’s management plans to assess the financial strength and credit worthiness of any party to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Cash and cash equivalents

Cash is comprised of cash in the bank which is subject to an insignificant risk of changes in value. BGL considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. At June 30, 2026 and December 31, 2025, cash amounted to $591,641 and $679,442, respectively. There were no cash equivalents at June 30, 2026 or December 31, 2025.

Digital assets and token liability

Digital assets comprise stablecoin and other crypto-asset balances held by the Company’s digital business in connection with the issuance and redemption of its gold-backed token. The token liability represents the Company’s obligation in respect of tokens issued and outstanding that are backed by gold held for the benefit of token holders. At June 30, 2026, digital assets were $9,365 and the token liability was $33,610, and 274.66 tokens were issued and outstanding. There were no digital assets and no token liability at December 31, 2025.

Property, Plant and Equipment

The value of property, plant and equipment (“PP&E”), including land, buildings and processing equipment, that were acquired as part of the Asset Acquisition are recorded at a relative fair value assessed at the time of the acquisition less depreciation. Any additional PP&E acquired, and any expenditures that extend the life of such assets, are recorded at historical cost, including direct acquisition costs, less depreciation and impairment losses. Historical cost includes expenditures that are directly attributable to the acquisition of the items. Capital work-in-progress is recorded at cost less impairment losses but is not depreciated until it is in use and transferred into other PP&E classifications.

Subsequent costs are included in the asset’s carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to BGL and the cost of the item can be measured reliably. All other repairs and maintenance costs are charged to profit or loss during the financial period in which they are incurred.

Fair Value Measurement

As defined in ASC 820, Fair Value Measurements and Disclosures, fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants on the measurement date (exit price). BGL utilizes market data or assumptions that market participants would use in pricing the asset or liability, including assumptions about risk and the risks inherent in the inputs to the valuation technique. These inputs can be readily observable, market corroborated, or generally unobservable. ASC 820 establishes a fair value hierarchy that participants used to measure fair value. The hierarchy gives us the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurement) and the lowest priority to unobservable inputs (level 3 measurement). This fair value measurement framework applies at both initial and subsequent measurement. Financial assets and liabilities recorded in the accompanying consolidated balance sheets are categorized based on the inputs to the valuation techniques as follows:

Level 1: Quoted prices are available in an active market for identical assets or liabilities as of the reporting data. Active markets are those in which transactions for the assets or liability occur in sufficient frequency and volume to provide information on an ongoing basis. Level 1 primarily consists of financial instruments such as exchange-traded derivatives, marketable securities and listed equities.

Level 2: Pricing inputs are other than quoted prices in active markets included in Level 1, which are either directly or indirectly observable as of the reported date. Level 2 includes those financial instruments that are valued using models or other valuation methodologies. These models are primarily industry-standard models that consider various assumptions, including quoted forward prices for commodities, time value, volatility factors and current market and contractual prices for the underlying instruments, as well as other relevant economic measures. Subsequently all these assumptions are observable in the marketplace throughout the full term of the instrument, can be derived from observable data or are supposed by observable level at which transactions are executed in the marketplace. Instruments in this category generally include non-exchange-traded derivatives such as commodity swaps, interest rate swaps, option and collar.

Level 3: Pricing inputs includes significant inputs that are generally less observable from objective sources. These inputs may be used with internally developed methodologies that result in management’s best estimate of fair value.

The fair value of cash, prepaid expenses and other current assets, accounts payables, advances to related parties, accrued expenses and other current liabilities, and accounts payable-related parties, net approximates their carrying values due to their relatively short maturities.

Income Taxes

BGL accounts for income taxes in accordance with ASC Topic 740, Income Taxes. ASC 740 requires a company to use the asset and liability method of accounting for income taxes, whereby deferred tax assets are recognized for deductible temporary differences, and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion, or all, the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

Under ASC 740, a tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. BGL has no material uncertain tax positions for any of the reporting periods presented.

As of June 30, 2026 and December 31, 2025, a valuation allowance has been recorded for the full value of its net deferred tax asset due to the uncertainty as to the future recoverability until such time that taxable income is reasonably assured.

Net Loss Per Share

Basic net loss per share is computed by dividing the net loss by the weighted average shares outstanding during the period. Diluted net loss per share is computed by giving effect to all potential Class A ordinary shares to the extent dilutive. For the six months ended June 30, 2026 and 2025, the Company’s diluted weighted-average shares outstanding is equal to basic weighted-average shares, due to the Company’s net loss position. Hence, no Class A ordinary share equivalents were included in the computation of diluted net loss per share since such inclusion would have been antidilutive. At June 30, 2026, potentially dilutive securities include the public warrants and the convertible notes payable. At December 31, 2025, potentially dilutive securities also included the equity-classified warrants issued to 3i.

Recent Accounting Pronouncements

In November 2024, the FASB issued ASU 2024-04, Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging—Contracts in Entity’s Own Equity (Subtopic 815-40): Improvements to the Accounting for Financial Instruments with Embedded Features. This ASU simplifies the accounting for convertible debt instruments and other contracts in an entity’s own equity by removing certain separation models and amending the guidance for equity classification. The ASU is effective for fiscal years beginning after December 15, 2025, including interim periods within those fiscal years, and the Company adopted the ASU on January 1, 2026. There were no effects on the financial statements of the Company.

4. INVESTMENT IN EQUITY SECURITY

Preferred Stock Purchase

In April 2025, BGHL entered into a Preferred Stock Purchase Agreement to purchase 110,000 preference shares of Perception Capital Corp. IV from BCMP Services Limited (“BCMP”), an entity jointly owned by the CEO of BGHL and a significant shareholder of BGHL, for a total consideration of $126,385, which was BCMP’s cost basis. In April 2025, BGHL issued options over 17,500 of these preference shares to employees at an exercise price $1.15 per preference share with an option term of five years. The Preference Shares were convertible on a 1-to-20 basis into Class A ordinary shares for an effective price of approximately $0.06 per Class A Ordinary Share. At the close of the Business Combination, the preference shares were converted into 2,200,000 Class A ordinary shares of which options are granted over 350,000 Class A ordinary shares.

On December 12, 2025, the Company entered into a Securities Purchase Agreement with BCMP, pursuant to which the Company resold 1,850,000 Class A ordinary shares to BCMP for total proceeds of $106,278, being the original purchase price of the shares. At June 30, 2026, BGHL owns 350,000 of the shares originally purchased under the Preferred Stock Purchase Agreement.

BGHL concluded that its investment in shares are not in substance Class A ordinary shares and accounted for the investment at cost and subsequently eliminated in consolidation. The options for the shares are recorded at fair value and for the six months ended June 30, 2026, the Company did not record the de minimis change in fair value. At June 30, 2026, the liability of $37,685 included in accrued expenses and other current liabilities on the consolidated balance sheets.

5. MINERAL RIGHTS

As of June 30, 2026 and December 31, 2025, BGL has mineral rights in Ghana to mine the Bogoso and Prestea properties acquired under the Purchase Agreement. These mineral rights were acquired through staking and purchase, lease or option agreements and are subject to varying royalty interests, some of which are indexed to the sale price of gold. At Acquisition Date the carrying value of $30.1 million of mineral rights represents the relative fair value on the acquisition date allocated to the acquired mineral rights pursuant to the Purchase Agreement. During the year ended December 31, 2025 mineral rights increased by $1,986,000 because of additional layers related to the Asset Retirement Obligation. No additional layers were recognized during the six months ended June 30, 2026. As of June 30, 2026 and December 31, 2025, the carrying values of the mineral rights were $32.1 million and $32.1 million, respectively. Amortization is computed using the unit of production method and there was no amortization for the six months ended June 30, 2026 and 2025, due to the lack of gold production.

BGBPL and BGHL are in dispute with the Government of Ghana over the Bogoso and Prestea leases, and due to the uncertainty surrounding the outcome of the lease dispute (Note 16), and the possibility that the mining leases may not be returned to BGBPL, there is a possibility that BGL will not be able to undertake its business plan to restart the Bogoso Prestea mine. If BGL is not successful with its arbitration proceedings with the Republic of Ghana, the leases may be relinquished which will reduce the mineral rights, royalty obligation, contingent consideration liability and asset retirement obligation values reflected in BGL’s consolidated balance sheet to zero.

6. PROPERTY, PLANT AND EQUIPMENT, NET

Property, plant and equipment consisted of the following:

	June 30,	December 31,
	2026	2025
Vehicles	$354,267	$354,267
Building and leasehold land	1,792,352	1,792,352
Plant and machinery	807,648	807,648
Computer and accessories	3,871	3,916
Total Property, plant and equipment	2,958,138	2,958,183
Less: accumulated depreciation	(132,969)	(96,597)
Property, plant and equipment, net	$2,825,169	$2,861,586

During the six months ended June 30, 2026 and 2025, there was depreciation of $36,404 and $17,977, respectively.

7. INTANGIBLE ASSETS

During the year ended December 31, 2025, the Company capitalized $93,889 of costs related to internally developed software. No additional costs were capitalized during the six months ended June 30, 2026. At June 30, 2026 and December 31, 2025, capitalized internally-developed software totaled $93,889. At June 30, 2026, the software build was not completed, no amortization had commenced, and the Company will continue to capitalize costs pursuant to ASC 350 - “Intangibles—Goodwill and Other”, until completion.

8. ADVANCES PAYABLE

On November 7, 2024, BGHL received a $345,000 advance from an unaffiliated vendor (“Attachy”). The advance is interest free and without security. The advance is due on demand. At June 30, 2026, Attachy has not demanded repayment of the advance.

On each of October 2, 2024, October 28, 2024, and November 30, 2024, BGHL’s subsidiary, BGBPL, received an aggregate amount of $303,000 in advances from Attachy. The advances are interest free and without security. The advances are due on demand. At June 30, 2026, Attachy has not demanded repayment of the advances.

9. CONVERTIBLE NOTES PAYABLES

Senior Convertible Notes

August Note and Senior Convertible Note

On August 29, 2025, the Company entered into a Securities Purchase Agreement (the “August Note SPA”) with 3i, LP (“3i”) authorizing a new series of senior convertible notes, in the aggregate principal amount of up to $5,434,783 (the “Senior Convertible Notes”) and warrants to purchase up to an aggregate of 215,299 Class A ordinary shares (the “August SPA Warrants”). On September 3, 2025, the Company sold a Senior Convertible Note in the principal amount of $3,804,348 (the “First Note”) and 150,709 warrants at an original issue discount of 8% (the “First Warrant”), for an aggregate purchase price of $3,500,000. The Senior Convertible Notes bear interest at the rate of 7% per annum, except upon an event of default, in which such interest rate will be 12%.

At any time after issuance, the Senior Convertible Notes are convertible into Class A ordinary shares, subject to customary terms and conditions. The Senior Convertible Notes are convertible into Class A ordinary shares at a conversion price of $13.51 per share, subject to certain adjustments, and the warrants are exercisable at an exercise price of $16.88 per share until September 3, 2030. On November 12, 2025, the Company issued to 3i (i) an additional Senior Convertible Notes in the principal amount of $1,630,435 at an 8% discount (the “Second Note”) and (ii) 64,590 additional warrants (the “Second Warrant”), all for an aggregate purchase price of $1,500,000.

Also on August 29, 2025, the Company entered into a registration rights agreement (the “Registration Rights Agreement”) with 3i providing for the registration of the Class A ordinary shares issuable upon conversion of the Senior Convertible Notes and exercise of the First and Second Warrants (collectively the “SPA Warrants”). The Registration Rights Agreement requires the Company to prepare and file a registration statement with the SEC within 30 calendar days after the date of the Registration Rights Agreement to register the resale of the Class A ordinary shares underlying the Senior Convertible Notes the SPA Warrants and cause such registration statement to be effective within 60 calendar days after the date of the Registration Rights Agreement, if the registration statement is subject to review by the SEC, and if the Company has been notified by the SEC that the registration statement will not be reviewed by the SEC, within 15 trading days after such notification. If not all the Class A ordinary shares underlying the Senior Convertible Notes the SPA Warrants are registered pursuant to the August Note SPA, the Company will be required to file another registration statement to register the resale of any such Class A ordinary shares underlying the Senior Convertible Notes the SPA Warrants.

Pursuant to the August Note SPA, 3i may receive up to an aggregate of 1,000,000 shares (the “Pre-Delivery Shares”) at any time upon notice to the Company. If the Company is required to deliver Class A ordinary shares to 3i, whether upon conversion of the senior convertible notes or otherwise, any Pre-Delivery Shares held by 3i or its designee at such time shall apply, on a share for share basis, as available, against each Class A ordinary share required to then be delivered. In the event that 3i or its designees holds any Pre-Delivery Shares as of the date that all senior convertible notes issued pursuant to the August Note SPA are no longer outstanding (whether following the conversion or redemption, as applicable, of such senior convertible notes), 3i is obligated to promptly return any such Pre-Delivery Shares to the Company for cancellation.

On December 1, 2025, the Company entered into a letter agreement (the “Letter Agreement”) with 3i pursuant to which the Company and 3i agreed that, in lieu of the payment in cash of the first blended installment amount of $1,017,663 (the “First Installment”) due on December 3, 2025, 3i will have the right to convert the entire First Installment, or any portion thereof, at its option, at a conversion price equal to 93% of the lowest volume weighted average price (“VWAP”) for the five (5) Trading Day period prior to the date of the Holder’s applicable conversion notice.

The Class A ordinary shares issuable by the Company at 3i’s option shall be issued from the Pre-Delivery Shares registered under such prospectus and the registration statement to which it relates and shall become Delivery Shares (as defined in the senior convertible note with 3i) pursuant to the terms of the senior convertible note.

The Senior Convertible Notes are a legal debt obligation with a variable-share conversion feature that ensures a fixed monetary return to the holder, thus qualifying as a liability under ASC 480-10. The Note remains a liability after issuance and the instrument is remeasured after initial recognition, with changes in fair value recognized in earnings each reporting period until settlement, modification, or extinguishment, consistent with the liability-classified model.

On January 23, 2026, the Company entered into an Omnibus Amendment to Securities Purchase Agreement and Senior Convertible Notes with 3i (the “Omnibus Amendment”) to amend (i) the August Note SPA; (ii) the Senior Convertible Note issued to 3i, dated September 3, 2025, in the original principal amount of $3,804,348 (the “First Note”); (iii) the subsequent Senior Convertible Note issued to 3i, dated November 12, 2025, in the original principal amount of $1,630,435 (the “Second Note,” and, together with the First Note, the “Existing Notes”); (iv) a warrant to purchase 150,709 Class A ordinary shares of the Company, dated as of September 3, 2025, issued to 3i (the “First Warrant”); and (v) a warrant to purchase 64,590 Class A ordinary shares of the Company, dated as of November 12, 2025, issued to 3i in connection with the Senior Convertible Notes.

Pursuant to the Omnibus Amendment, beginning January 23, 2026, subject to an existing event of default 3i agrees that neither it nor an affiliate will sell or otherwise dispose of certain shares on any Trading Day (as defined in the August Note SPA) in an amount that exceeds the greater of (i) ten percent (10%) of the aggregate daily trading volume of the Company’s Class A ordinary shares reported on its principal market and (ii) $10,000 per trading day through February 15, 2026 and $40,000 per trading day thereafter.

The Omnibus Amendment amends the conversion price mechanics in the First and Second Notes such that the conversion price is fixed at $3.00 through February 15, 2026, and thereafter equals the lower of (i) 93% of the lowest VWAP during the three (3) trading days immediately preceding a Conversion Notice (subject to a $0.50 floor price) and (ii) $10.00, in each case as adjusted for customary equity events. The Omnibus Amendment additionally amends the events of default to clarify that a failure to pay principal, make-whole amounts, interest, late charges or other amounts (other than installment amounts) when due constitutes an event of default if not cured within ten (10) Trading Days, applicable solely to unpaid interest and late charges. Further, the Omnibus Amendment provides 3i with a five (5) trading day election period following receipt of a company optional redemption notice to convert all or any portion of the Conversion Amount, with any conversion amount reducing the applicable redemption amount. In addition, the Omnibus Amendment modifies the installment payment provisions to require cash payment of installment amounts (the “Installment Amounts”) only on installment dates on or prior to January 1, 2026 (unless converted). After January 1, 2026, no Installment Amount shall become payable or owed by the Company, other than the maturity date.

Finally, the Omnibus Amendment amends the exercise price in the First and Second Warrants to $0.01.

The amendment to the note was treated as a debt extinguishment and a loss on extinguishment of $367,874 was recognized on the condensed consolidated statement of operations.

At June 30, 2026 and December 31, 2025, the fair value of the Amended Senior Convertible Notes was $5,158,107 and $3,468,563, respectively. The principal balance of the Senior Convertible Notes was $4,454,521 and $4,577,763, respectively, and unamortized debt issuance cost was $434,783 at each date. During the six months ended June 30, 2026, the Company converted a balance of $1,596,964 (inclusive of $1,492,490 principal and $104,474 interest and make-whole amounts) to 1,026,309 Class A ordinary shares pursuant to the terms of the Senior Convertible Notes, as amended by the Omnibus Amendment, and repaid $180,811 of the Notes (inclusive of $168,982 principal and $11,829 interest and make-whole amounts). Total interest of $215,605  related to the Senior Convertible Notes was accrued and included in interest expenses on the consolidated statement of operations. At June 30, 2026 and December 31, 2025, total unpaid interest of $169,123 and $56,740, respectively, is included in accrued expenses and other current liabilities on the consolidated balance sheets.

The key assumptions used to value the convertible notes as of June 30, 2026 and the issuance dates were:

	June 30,	November 12 , 2025	September 3, 2025
	2026	(issuance)	(issuance)
Stock Price	$.28	$5.92	$9.66
Equity Volatility	90%-95%	60%	65%
Discount Rate	27%	20%	20%
Risk free rate of return	3.76-3.90%	3.73%	3.62%
Term to maturity (years)	0.18 – 0.37	1.0	1.0

January Notes

Concurrently with the Omnibus Amendment, on January 23, 2026, the Company issued to 3i (i) a senior convertible note in the principal amount of $1,630,435 (the “January Note”) and (ii) a warrant to purchase 64,590 Class A ordinary shares of the Company (the “January Warrant”).

The January Note matures on January 23, 2027. The January Note is convertible into Class A ordinary shares of the Company pursuant to the same conversion mechanics of the Existing Notes. The January Note is in the same form as the First and Second Notes and contains the same terms and conditions, including certain negative covenants. The January Note also contains standard and customary events of default.

The January Warrant is exercisable for up to an aggregate of 64,590 Class A ordinary shares at a price of $0.01 per share (the “January Warrant Exercise Price”). The January Warrant may be exercised during the period commencing January 23, 2026 and ending January 23, 2031. The January Warrant Exercise Price is subject to customary adjustments for stock dividends, stock splits, issuances of additional Class A ordinary shares and the like.

Pursuant to the terms of the January Note and the January Warrant, the Company shall not effect a conversion of any portion of the January Note or an exercise of the January Warrant, to the extent that after giving effect to such conversion or exercise, as applicable, 3i would beneficially own in excess of 4.99% (or, at the option of 3i, 9.99%) of the Class A ordinary shares of the Company outstanding immediately after giving effect to such conversion.

The January Note is a legal debt obligation with a variable-share conversion feature that ensures a fixed monetary return to the holder, thus qualifying as a liability under ASC 480-10. The Note remains a liability after issuance and the instrument is remeasured after initial recognition, with changes in fair value recognized in earnings each reporting period until settlement, modification, or extinguishment, consistent with the liability-classified model.

The key assumptions used to value the convertible notes as of June 30, 2026 and the issuance dates were:

	June 30,	January 23 , 2026
	2026	(issuance)
Stock Price	$.28	$4.13
Equity Volatility	100%	110%
Discount Rate	26.68%	25%
Risk free rate of return	3.97%	3.50%
Term to maturity (years)	0.56	1.0

The following table presents changes in the convertible notes and drawdown loan facilities measured using significant unobservable inputs (Level 3) for the six months ended June 30, 2026:

Convertible Notes
Convertible notes and loans balance at December 31, 2025	$3,468,563
Proceeds from issuance	4,900,000
Repayment of principal in cash	(182,251)
Principal settled in ordinary shares	(4,267,498)
Fair value of warrants	(149,695)
Debt issuance costs	(5,000)
Loss on extinguishment	367,874

Change in fair value	1,026,114
Convertible notes and loans balance at June 30, 2026	$5,158,107

The following table summarizes convertible notes payable at June 30, 2026 and December 31, 2025:

	June 30, 2026	December 31, 2025

Senior Convertible Notes and drawdown loan facilities	$3,791,747	$3,468,563
January Notes	1,366,360
	$5,158,107	$3,468,563

10. ROYALTY AGREEMENT AND CONTINGENT CONSIDERATION

Bond SPV Royalty Agreement

On January 27, 2024, in conjunction with the Purchase Agreement, BGBPL entered into the Bond SPV Royalty with FGRBPL and Bond SPV which closed in May 2024. The Bond SPV Royalty provides for BGBPL to pay a royalty in refined gold to Bond SPV (as priority payee) and the previous leaseholder (as secondary payee, once Bond SPV debt service obligations are met) at a rate of the lesser of (i) 2,000 ounces per month, or 30% of gross production per month for the first 36 months following the start of commercial production, and (ii) 3,250 ounces per month, or 30% of gross production per month after 36 months until Bond SPV Royalty payments total the 250,000 ounce cap. This agreement represents a volumetric production payment and in accordance with ASC 932, is accounted for as a retention of the mineral right by the previous leaseholder and therefore not part of the asset acquisition described above. Gold ounces available to be sold will be reduced by the amounts provided to Bond SPV.

In accordance with ASC 932 the Bond SPV Royalty is accounted for as FGRBPL’s retention of a mineral right as it represents a volumetric production payment and is not reflected as a BGL liability.

GSR Royalty Agreement

The consideration for the transfer of mining assets under the Purchase Agreement also includes the assumption of Future Global Resources Limited’s royalty agreement with Golden Star Resources, a royalty and a contingent payment. On September 30, 2021, FGR entered into Royalty and Contingent Payment Agreement with Golden Star Resources Limited (“GSR Royalty”). The GSR Royalty provides for the payments of two types of royalties to Golden Star Resources Limited. First, a royalty of 1.0% of sale of product of net smelter returns of 100,000 to 300,000 cumulative ounces of gold, and a royalty of 2.0% of sale of product of net smelter returns of over 300,000 cumulative ounces of gold after October 1, 2020. The net smelter return royalty terminates when the aggregate payments exceed $35,000,000. To date there has been no payment triggered or made towards the net smelter return royalty. The second is a contingent payment, defined as the payment of $20,000,000 (if the price of gold is <$1,400/oz), $30,000,000 (if the price of gold is $1,400–$1,700/oz), or $40,000,000 (if the price of gold is >$1,700/oz) upon the start of sulphide mining (refractory), such payment to be made in stages during the construction and operation of the sulphide project. To date, there has been no payment triggered or made towards the sulphide mining contingent payment.

11. ASSET RETIREMENT OBLIGATIONS

BGL accounts for its asset retirement obligations in accordance with ASC 410, Asset Retirement and Environmental Obligations. Remediation, reclamation and mine closure costs are based principally on legal and regulatory requirements. Management estimates costs associated with reclamation of mining properties as well as remediation costs for inactive properties. BGL uses assumptions about future costs, capital costs and reclamation costs. Such assumptions are based on BGL’s current mining plan and the best available information for making such estimates. At the closing date of acquiring the mine, the asset retirement obligation was measured at fair value. The estimate was determined using the present value technique based on forecasted remediation costs at end of life of mine (incorporating an appropriate forward rate), and development and application of appropriate discount rate.

ASC 410, Asset Retirement and Environmental Obligations requires that legal obligations associated with the retirement of long-lived assets be recognized at fair value when incurred and capitalized as part of the related long-lived asset. Over time, the liability is accreted to its future value each period, and the capitalized asset is depreciated over the useful life of the long-lived asset.

 In the absence of quoted market prices, BGL estimates the fair value of our asset retirement obligations at inception using present value techniques, in which estimates of future cash flows associated with retirement activities are discounted using a credit-adjusted risk-free rate. BGL’s estimated liability could change significantly if actual costs vary from assumptions or if governmental regulations change significantly.

BGL’s cash flow estimate for the asset retirement obligation is based upon key assumptions for each layer as follows: Layer 1 (recognized May 15, 2024) — remaining term 18.3 years, discount rate 12.5%, inflation rate 4.65%, market risk premium 5.5%; Layer 2 (recognized December 31, 2024) — remaining term 18.7 years, discount rate 11.0%, inflation rate 4.91%, market risk premium 5.0%; Layer 3 (recognized December 31, 2025) — remaining term 18.7 years, discount rate 13.0%, inflation rate 4.86%, market risk premium 5.0%.

BGL’s asset retirement obligation was established in May 2024, subsequent to the Purchase Agreement, and initially recorded at fair value. For the six months ended June 30, 2026 and 2025, BGL’s accretion expense totaled $1,103,000 and $871,000, respectively. No additional layers of asset retirement obligation were recognized during the six months ended June 30, 2026 or 2025. The asset retirement obligations totaled $18,936,000 and $17,833,000 at June 30, 2026 and December 31, 2025, respectively.

Changes to the asset retirement obligations are as follows:

	June 30,	December 31,
	2026	2025
Asset retirement obligations, beginning of period	$17,833,000	$13,937,000
Liability assumed	—	—
Additional layer	—	1,986,000
Accretion expense	1,103,000	1,910,000
Asset retirement obligations, end of period	$18,936,000	$17,833,000

12. WARRANT LIABILITIES

At the close of the Business Combination, the 11,500,000 Public Warrants (the “Warrants) issued at the time of PC4s initial public offering remained outstanding and became warrants for the Company.

The Warrants are accounted for in accordance with the guidance contained in ASC 815-40. Such guidance provides that because the warrants do not meet the criteria for equity treatment thereunder, each warrant must be recorded as a liability. Accordingly, the warrants are classified as a liability at its fair value, with the change in the fair value recognized in the Company’s consolidated statements of operations and other comprehensive loss. The Warrants are recorded at fair value based on the period-end publicly stated close price, which is a Level 1 input.

At June 30, 2026 and December 31, 2025, the fair value of the warrant liabilities was $1,105,150 and $4,843,800, respectively.

Changes in the fair value of warrant liabilities are as follows:

June 30,
2026
Balance at beginning of period	$4,843,800
Liability assumed in business combination	—
Change in fair value	(3,738,650)
Balance at end of period	$1,105,150

13. FAIR VALUE MEASUREMENT

Recurring Fair Value Measurements

Warrant Liabilities — Public Warrants (Level 1)

The 11,500,000 Public Warrants assumed at the close of the Business Combination are classified as liabilities under ASC 815-40 and are measured at fair value on a recurring basis at each reporting date. Fair value is determined using the period-end publicly quoted closing price of the Warrants on Nasdaq, representing a Level 1 observable input requiring no significant estimation or adjustment. Changes in fair value are recognized in the consolidated statements of operations each reporting period.

Convertible Notes Payable — Senior Convertible Notes (Level 3)

The Senior Convertible Notes issued pursuant to the August Note Securities Purchase Agreement with 3i, LP are classified as financial liabilities under ASC 480-10 and are carried at fair value on a recurring basis. Fair value is determined using a hybrid historical/simulation model incorporating significant unobservable inputs, and accordingly the Senior Convertible Notes are classified as Level 3 fair value measurements. Changes in fair value are recognized in the consolidated statements of operations each reporting period. The key inputs and assumptions for the Senior Convertible Notes, including valuations as of the issuance dates, are presented in Note 9.

Equity-Linked Share Issuance Liability (Level 3)

The equity-linked share issuance liability arises from the freestanding financial instruments created under the Ordinary Share Purchase Agreement dated August 29, 2025 with Tumim Stone Capital LLC. The liability is measured at fair value on a recurring basis at each reporting date, with changes in fair value recognized in the consolidated statements of operations. Fair value is estimated using a Monte Carlo simulation, with the underlying share price modelled on geometric Brownian motion in a risk-neutral framework.

The simulation models the Company’s ordinary share price over the remaining term of the agreement and, at each simulated raise date, estimates the resulting VWAP Purchase Price. The value of the liability is calculated as the sum of the present values of (i) the VWAP Purchase Shares multiplied by the simulated share price on the expected VWAP Settlement Date and (ii) the VWAP Purchase Price multiplied by the VWAP Purchase Shares, discounted to the valuation date at the risk-free rate. Management’s estimate of the expected raise amount over the remaining term of the facility is a key input, reflecting the anticipated frequency and size of draws subject to the contractual trading volume limitations.

The following table presents changes in the equity-linked share issuance liability measured using Level 3 inputs for the six months ended June 30, 2026:

Equity-Linked Share Issuance Liability
Balance at December 31, 2025	$426,000
Change in fair value	(197,779)
Balance at June 30, 2026	$228,221

For further detail on the contractual terms of the Ordinary Share Purchase Agreement giving rise to this liability, refer to Note 16.

The significant Level 3 assumptions used in the calculation of estimated discounted cash flow models vary depending on their application and may include projections of estimated quantities of gold resources and reserves, expectations for timing and amount of future development, operating and asset retirement costs, projections of future rates of production, expected recovery rates, and risk-adjusted discount rates.

Mineral Rights (Level 3)

The fair value of mineral rights acquired through the Purchase Agreement was determined at the acquisition date using an income approach. Key assumptions include long-term gold prices (average of $2,006/oz), level of gold production over the life of mine (3,885.4 koz), tonnes of ore processed (76.7 Mt), operating and capital expenditures, and a discount rate of 17.0%. The fair value was then adjusted on a relative fair value basis to match the total consideration paid, being the liabilities assumed. This is a Level 3 measurement. For further detail on the carrying value and subsequent movements in mineral rights, refer to Note 5.

Property, Plant and Equipment (Level 3)

The fair value of property, plant and equipment acquired through the Purchase Agreement was determined at the acquisition date using a combination of the open market approach, the comparative method, and the present replacement value approach, adjusted on a relative fair value basis. This is a Level 3 measurement. For further detail on property, plant and equipment, refer to Note 6.

Royalty Liabilities (Level 3)

The estimated fair value of the royalty liabilities assumed in connection with the Purchase Agreement was determined at the acquisition date using an income approach. Key inputs include long-term gold prices (average gold price of $2,006/oz), level of gold production over the life of mine (3,885.4 koz), tonnes of ore processed (76.7 Mt), and a credit-adjusted discount rate of 10.0%. This is a Level 3 measurement. For further detail on the royalty agreement and related liabilities, refer to Note 10.

Asset Retirement Obligation (Level 3)

BGL estimates the fair value of asset retirement obligations based on the projected discounted future cash outflows required to settle abandonment and restoration liabilities. Such an estimate requires assumptions and judgments regarding the existence of liabilities, the amount and timing of cash outflows required to settle the liability, what constitutes adequate restoration, inflation factors, credit adjusted discount rates, and consideration of changes in legal, regulatory, environmental and political environments. Asset retirement obligation fair value measurements in the current period were Level 3 fair value measurements. The estimated fair value of the asset retirement obligation was determined using an income approach. Layer 1 (recognized May 15, 2024) — remaining term 18.3 years, discount rate 12.5%, inflation rate 4.65%, market risk premium 5.5%; Layer 2 (recognized December 31, 2024) — remaining term 18.7 years, discount rate 11.0%, inflation rate 4.91%, market risk premium 5.0%; Layer 3 (recognized December 31, 2025) — remaining term 18.7 years, discount rate 13.0%, inflation rate 4.86%, market risk premium 5.0%. As further described in Note 11, BGL recognized the fair value of a liability for an asset retirement obligation at the close date of the Purchase Agreement. Future changes to underlying assumptions may result in revisions of the asset retirement obligation resulting in an adjustment to the asset retirement asset that is amortized prospectively using the unit of production method. The accretion expense for the six months ended June 30, 2026 and 2025 was $1,103,000 and $871,000, respectively.

Warrants (Level 3)

As disclosed in Note 9, the Company issued a total of 215,299 warrants pursuant to the August Note SPA. The warrants met the criteria for equity classification under ASC 815-40 and were recorded at their relative fair value in additional paid-in capital at the dates of issuance (September 3, 2025 and November 12, 2025). The aggregate fair value of $799,888 is not subject to remeasurement and was estimated using a Monte Carlo simulation, which incorporates significant unobservable inputs, including expected volatility (60%-65%), risk-free interest rate (3.6% - 3.7%) and expected term (5 years). As these inputs are not observable in the market, the fair value measurement of the warrants represents a Level 3 measurement.

14. RELATED PARTY TRANSACTIONS

Related party balances with BIHL, FGRBPL and FGR

The Company has various related party transactions with FGRBPL, its parent, BIHL and BIHL’s consolidated subsidiaries. These transactions primarily relate to mine maintenance services provided by FGRBPL to BGBPL in connection with the TSA. In order to fund these transactions, at times, money is advanced to a BIHL consolidated entity, thereby creating a due from/due to balance. BIHL through its subsidiaries carry out the business activities of the mine and the amounts advanced are used to fund these activities. The break-out of this net balance due as of June 30, 2026 and December 31, 2025 by BIHL consolidated entity is as follows:

Legal entity name	As of June 30, 2026	As of December 31, 2025
	(due to)/ due from	(due to)/ due from
FGR-BPL	$(3,617,908)	$(4,095,827)
Future Global Resources Limited (“FGR”)	2,129,455	2,164,636
Blue International Holdings Limited (“BIHL”)	2,337,202	2,437,041
	$848,749	$505,850

At June 30, 2026 and December 31, 2025, BIHL and its consolidated subsidiaries owed the Company and its consolidated subsidiaries a net amount of $848,749 and $505,850, respectively, which is included in advance to related parties on the accompanying condensed consolidated balance sheets. The balance is due on demand. Interest is calculated on a monthly basis based on SOFR plus 1% on funds advanced as well as funds received. For the six months ended June 30, 2026 and 2025, a net amount of related party interest income of $510 and $44,953, respectively, was recorded in the condensed consolidated statements of operations and comprehensive loss and remains accrued at June 30, 2026 and is included in advance to related parties in the condensed consolidated balance sheets.

Other Related party balances

Prior to the close of the Business Combination, the sponsor of PC4 and another affiliated company advanced the Company funds to pay certain working capital costs. On June 25, 2025, BGL assumed $315,904 of these balances. At June 30, 2026 and December 31, 2025, the Company owed the sponsor of PC4, affiliated companies and a former officer an aggregate of $577,308 and $555,147, respectively, which is included in accounts payable – related party, net on the accompanying condensed consolidated balance sheets.

During the six months ended June 30, 2026, the Company incurred $1,615,000 of investor relations expenses to Kaela Ritchie, the spouse of the Company’s current Executive Chairman. In addition, at June 30, 2026, the Company accrued an additional $250,000 owed to Ms. Ritchie pursuant to advisory services. At June 30, 2026, $1,865,000 is included in accounts payable – related party, net on the accompanying condensed consolidated balance sheets. Mr. Clark was appointed Executive Chairman effective September 17, 2026.

At June 30, 2026 BGHL owed BCMP $24,986. At December 31, 2025, BCMP owed BGHL $24,098, being the balance owing pursuant to the December 2025 Securities Purchase Agreement net of the balance outstanding on June 25, 2025 from the consideration payable pursuant to the March 2025 Preferred Stock Purchase Agreement, which is included in advance to related parties on the accompanying condensed consolidated balance sheets.

15. STOCKHOLDERS’ DEFICIT

Share Issuances

As outlined in Note 16, during the six months ended June 30, 2026, the Company issued 2,049,784 Class A ordinary shares pursuant to the Ordinary Share SPA for net proceeds of $657,722.

During the six months ended June 30, 2026, the Company issued an aggregate of 4,126,947 Class A ordinary shares on conversion of Senior Convertible Notes, exercise of the Existing Warrants and the January Warrant, and exchange of the outstanding balances under the two Ritchie facility agreements.

Prior to the close of the Business Combination, FGR purchased 4,384,852 shares of BC2 for an amount of $2,480,727. The 4,384,852 ordinary shares of BC2 is equivalent to 394,204 Class A ordinary shares of the Company after the close of the Business Combination. The balance of $2,480,727 remained unpaid at June 30, 2026 and December 31, 2025 and is included within equity as subscription receivable.

Conversion of Notes for Shares

As outlined in Note 9, during the six months ended June 30, 2026, the Company issued 3,847,058 Class A ordinary shares on conversion of Senior Convertible Notes and on exchange of the Ritchie facility agreements, and 279,889 Class A ordinary shares on exercise of the Existing Warrants and the January Warrant.

On May 5, 2026, the Company exchanged $2,820,749 of outstanding indebtedness under the two Ritchie facility agreements for 2,820,749 Class A ordinary shares with a fair value of $3,328,484 and recognized a loss on extinguishment of debt of $507,735.

On April 2, 2026, the Company issued 2,447,500 Class A ordinary shares to its then chief executive officer pursuant to the April 2026 Grant, and recognized share-based compensation of $473,170 during the six months ended June 30, 2026.

Warrants

3i Warrants

The Company issued 215,299 warrants in connection to the Senior Convertible Notes Agreement in Note 9. The warrants are equity treated and had an issuance date fair value of $799,888 which is included in additional paid-in capital. The warrants were exercised for 215,299 Class A ordinary shares in January 2026.

Stock Based Compensation

Pursuant to a Letter of Appointment, on May 6, 2025, the Company and a member of the Board, agreed to settle $50,716 in outstanding fees owed to the director by the Company for prior consulting services by the issuance of 5,072 of the Company’s Class A ordinary shares. On December 12, 2025, in connection with the settlement, the Company and the director entered into a Securities Agreement for the issuance of 5,072 Class A ordinary shares as payment in full. The shares were issued on December 19, 2025.

On September 1, 2025, the Company entered into a consultancy services agreement with an unaffiliated vendor, Sameer Salgar, pursuant to which the Company agreed to pay Mr. Salgar 10,000 Class A ordinary shares as compensation for services performed. On December 12, 2025, in connection with the Salgar Consultancy Services Agreement, the Company and Mr. Salgar entered into a Securities Agreement for the issuance of 10,000 Class A ordinary shares as payment in full. The issuance of these shares is subject to ASC 718. Under ASC 718, compensation associated with equity-classified awards is measured at fair value upon the grant date. Stock-based compensation of $32,301 was recognized in general and administrative expenses on the 2025 consolidated statement of operations and other comprehensive loss.

 On November 4, 2025, the Company entered into a Consultancy Services Agreement with Think Katalyst LLC pursuant to which the Company agreed to pay Think Katalyst 500,000 Class A ordinary shares as compensation for services performed. On December 12, 2025, in connection with the Think Katalyst Consultancy Services Agreement, the Company and Think Katalyst entered into a Securities Agreement for the issuance of 500,000 Class A ordinary shares as full payment. The issuance of these shares is subject to ASC 718. Under ASC 718, compensation associated with equity-classified awards is measured at fair value upon the grant date, determined by the stock price at that date. For the six months ended June 30, 2026, the remaining unrecognized expense of $538,333 was recognized in general and administrative expenses on the consolidated statements of operations and other comprehensive loss.

16. COMMITMENTS AND CONTINGENCIES

Termination of Mining Leases

On September 20, 2024, FGR-BPL, the previous leaseholder of the Bogoso Prestea Mine, received a notice of termination of mining leases (the “Commission Notice”) from the Minerals Commission of Ghana (the “Minerals Commission”) alleging violations of the related leases. After the Commission Notice, the Minerals Commission formed an Interim Management Committee (“IMC”), and the IMC assumed managerial control of the mine site. On November 12, 2024, contrary to Section 27(5) of the Minerals and Mining Act, the Minister for Lands and Natural Resources purportedly granted the mine to Heath Goldfields. BGHL and the Previous Leaseholder, pursuant to the Minerals and Mining Act 2006 (Act 703) (the “Mining Act”), actively dispute the contents and legality of the Commission Notice and the appointment of an IMC and the grant of the mine to Heath Goldfields.

On October 14, 2024, BGL delivered notice to the Republic of Ghana requesting settlement of BGL’s dispute pursuant to the Agreement between the Government of the United Kingdom of Great Britain and Northern Ireland and the Government of the Republic of Ghana for the Promotion and Protection of Investments, signed in Accra on March 22, 1989 and entered into force on October 25, 1991 (“UK-Ghana BIT”). On April 2, 2025, BGHL served a notice of arbitration on the Republic of Ghana to commence international arbitration proceedings against the Republic of Ghana pursuant to Article 10 of the UK-Ghana BIT. On June 6, 2025, the Republic of Ghana submitted its response to the notice of arbitration in which it contested jurisdiction and disputed the validity and merits of BGL’s claims and agreed to have a three-person tribunal hear the dispute and for it to be administered by an arbitral institution (the Permanent Court of Arbitration in The Hague). On December 8, 2025 a three-person tribunal was constituted. On February 19, 2026, the arbitral tribunal and parties to the arbitration attended an inaugural procedural conference, which focused on establishing the procedural framework of the arbitration.

Pending the resolution of the dispute, BGHL has been advised by Kimathi & Partners, Corporate Attorneys (“Kimathi & Partners”), its legal counsel in Ghana, that pursuant to Section 27(5) of the Mining Act, the mineral right, its term and area held in the Bogoso Prestea Mine at the time of the Commission Notice, shall continue without diminution until thirty days after the resolution of the dispute.

On December 18, 2024, the Company filed an application for judicial review with The High Court of Justice (Commercial Division) (the “High Court”) requesting that the court grant an order returning the managerial control of the Bogoso Prestea Mines to BGBPL and FGRBPL.

On December 18, 2024, the Company also filed an Injunction Application pending the court’s determination of the application for judicial review. Under the Injunction Application, the Company sought to prohibit the respondents, which include the IMC and the Ghanaian Minister of Lands and Natural Resources, from (1) taking possession or control of the Bogoso Prestea Mines, (2) requesting parliamentary approval of any mining lease over the Bogoso Prestea Mines, and (3) taking any steps related to approving the transfer of the Bogoso Prestea Mines.

On December 23, 2024, the Economic and Organised Crimes Office (“EOCO”) commenced an investigation into alleged fraud connected with the attempted acquisition of the Bogoso Prestea Mines by Heath Goldfields Limited. In accordance with its powers set forth in Section 33 of the Economic and Organised Crime Act, 2010 (Act 804) and their pending investigation, EOCO froze the attempted acquisition by Heath Goldfields Limited of the Bogoso Prestea Mines pending the completion of their investigation.

On January 27, 2025, the Company filed an Application For Contempt of Court with the High Court alleging that the IMC’s continued control, possession, and management of the Bogoso Prestea Mines and engagement with Heath Goldfields Limited for the purposes of handing over the Bogoso Prestea Mines to Heath Goldfields Limited was in violation of the judicial review application and injunction application that were served upon them, thus contemptuous.

On February 10, 2025, the EOCO dismissed its preliminary investigation into the transactions between Heath Goldfields and the Minerals Commission following allegations of falsification of official documents due to insufficient evidence.

On March 20, 2025, the High Court dismissed Heath Goldfields Limited’s application to strike the Company’s judicial review application as without merit. The High Court also dismissed the Company’s judicial review application to quash the decision of the Minister of Lands and Natural Resources and stated that the Company and FGR did not properly invoke the jurisdiction of the court.

On July 5, 2025, the Ministry of Lands and Natural Resources issued a stop work notice to Heath Goldfields on the Bogoso-Prestea Mine giving them 120 days to remedy all breaches and carry out essential services.

On November 18, 2025, the Supreme Court of Ghana dismissed an application for an order for certiorari filed by FGRBPL and BGBPL. The ruling was not on the merits of Blue Gold’s claim but rather responding to a procedural question about whether the High Court had properly denied itself jurisdiction to consider the first application for judicial review before it.

On December 30, 2025, Heath Goldfields released a public statement claiming that the Minerals Commission and Environmental Protection Authority have issued operating permits for the Bogoso Prestea Mine to them.

On January 12, 2026, the High Court upheld a preliminary legal objection filed by the Attorney-General against the injunction application pending the determination of the Human Rights Application. The High Court was of the view that an order for injunction was not necessary and accordingly struck out the injunction application.

On February 23, 2026, the Company announced that it has withdrawn its suits pending before the Courts of Ghana to concentrate its legal efforts and resources on the ongoing international arbitration proceedings. The international arbitration against the Republic of Ghana remained pending as of June 30, 2026 and through the date these condensed consolidated financial statements were available to be issued.

In the event the arbitration outcome or any of these actions is favorable to the existing mining leases, successful mine development, infrastructure construction, and mineral production is dependent on obtaining all necessary consents, approvals, licenses, and funding for a successful design, construction, and operation of efficient mining, processing, and transportation facilities. No assurance can be given that we will be able to resolve the lease dispute or obtain all necessary consents, approvals licenses, and funding in a timely manner, or at all. If the outcome of the arbitration is unfavorable, it will adversely affect the value of BGL’s business. Delays or difficulties in obtaining a favorable arbitration outcome or in obtaining relevant approvals, may interfere with future mining operations or plans of BGL, which will materially impact our business and financial position in the future.

Due to the uncertainty surrounding the outcome of the lease dispute with the Government of Ghana, and the possibility that the mining leases may not be returned to BGBPL, there is a material uncertainty that BGL will be able to undertake its business plan to restart the Bogoso Prestea mine. If the Company is not successful with its arbitration proceedings with the Republic of Ghana, the leases may be relinquished which will reduce the mineral rights value reflected in BGL’s balance sheet to zero.

Royal Gold Stream Agreement

An obligation for the transfer of mining assets under the Purchase Agreement is the assumption by BGBPL of the previous leaseholder’s stream agreement with RGLD Gold AG (“Royal Gold”). Royal Gold has the right to purchase 5.5% of payable gold produced from the Bogoso Prestea Mine. The cash purchase price for gold is 30% of the spot price of gold per ounce delivered.

Gold Advance Payment Purchase Agreements

In August 2024, BGL signed a Gold Advance Payment Purchase Agreement (“GAPPA”) with Gerald Metals SARL (“Gerald”), whereby, subject to satisfying several conditions precedent, Gerald will make advance payments of up to an aggregate of $25,000,000 to fund restart costs. All advance payment amounts, plus interest accruing and compounding daily at 7% plus three-month SOFR per annum, are required to be prepaid 24 months after the date of the first advance payment disbursement. Until such time as all such amounts are paid in full, Gerald is granted a first ranking perfected security interest over all of BGBPL’s assets, including real property, machinery, and equipment, its mining license, each with regard to the Bogoso Prestea mine, and certain other assets. In consideration of the advance payment, BGBPL will sell 100% of the total material produced at the Bogoso and Prestea site to Gerald for a period of 60 months after the offtake commencement date at a discount as defined in the agreement. The total amount of material sold will be no less than 760,000 oz of gold, delivered pursuant to a prescribed delivery schedule, and such 60 month period can be extended until such amount is delivered. Pursuant to the GAPPA, Gerald was also granted a right of first refusal to participate in the development funding of certain future projects. In addition, the GAPPA includes an undertaking that Blue Gold Limited will become a party to the GAPPA. The GAPPA gives Gerald the option to convert the advance payment, or part thereof, into shares and warrants of Blue Gold Limited. Under Tranche A, $15.0 million of advance payment could be converted to Blue Gold Limited shares up to 10 business days after Listing. The conversion price into BGL shares will be calculated on the basis of a conversion into BGL shares at $0.43 cents and then applying the BCA conversion into BGL shares achieved by BGL at the time of the Listing. Each share is paired with a warrant as part of Tranche A, giving the right to purchase shares at the listing price (cash exercise) for a period of 24 months following the date of issue of the warrants. Under Tranche B, $10.0 million of advance payment can be converted to Blue Gold Limited shares for a period of 24 months after the first disbursement of the advance payment. Under Tranche B, Gerald can elect to convert on the earlier of (i) the Listing; or (ii) during the first calendar month of commercial production. If the conversion under Tranche B takes place prior to Listing, the conversion price shall be 100 cents per share in BGL, if the conversion is after Listing, the conversion price shall be the initial listing price. Each share is paired with a warrant as part of Tranche B giving the right to purchase shares at the listing price (cash exercise) for a period of (i) 24 months following the date of issue of the warrants if they elect to exercise Tranche B prior to the Listing, or on the IPO date, or within 12 months following the date of last disbursement of the Advance Payment, or (ii) 12 months if Gerald elects to convert after the 12 Month following the date of last disbursement of the Advance Payment. Furthermore, the GAPPA gives Gerald the right, for the duration of the agreement, to two Board seats on BGL and BGBPL.

Mining Equipment Supply Framework Agreement

In September 2024, BG-BPL signed a Mining Equipment Supply Framework Agreement with Attachy, whereby Attachy will procure certain goods and equipment necessary for the restart of the Bogoso Prestea mine, up to a total value of $8.0 million. BG-BPL must repay to Attachy the equipment purchase price plus a mark-up of 30% of such price. Repayment of the purchase price and mark-up amount will commence three months after an equipment purchase and will be repaid over seven equal monthly installments. There were no purchases under this agreement during the six months ended June 30, 2026 and 2025.

Purchase Agreement for the Mampon Gold and Copper Mining Lease in Ghana

On September 17, 2025, the Company entered into a conditional Agreement for the Purchase of the Mampon Gold and Copper Mining Lease (“Mampon”) in Ghana (the “Mampon Purchase Agreement”) with FGR Bogoso Prestea Limited (“FGRBPL”) to acquire up to a 90% interest in the company that will own Mampon (the “License-Holding Company”) located in Ghana’s Ashanti Gold Belt. The closing conditions include requirements to comply with Ghana regulations, including the transfer of a 10% ownership interest in the License-Holding Company to the government of Ghana. FGRBPL will receive two payment tranches, as follows:

●	First Tranche: Subject to certain closing conditions, including the approval of the licensing assignment by all relevant parties, including the government of Ghana, the Company will pay $15 million to FGRBPL for a 50% stake in a Special Purpose Vehicle, which will own the License-Holding Company (the “SPV”). The consideration will be paid by issuing 750,000 Class A ordinary shares to FGRBPL. Following the expiry of ninety (90) consecutive trading days immediately after the First Tranche Completion, such consideration shall be adjusted as follows:

o	if the VWAP Price over that period is less than $20.00 but not less than $10.00, the Company will issue additional Class A ordinary shares to the FGRBPL as is necessary to ensure that the aggregate value of the First Tranche Consideration Shares (calculated by reference to the VWAP Price) equals $15 million;

o	if the VWAP Price is equal to or greater than $20.00, no additional Class A ordinary shares shall be issued; and

o	if the VWAP Price is less than $10.00, the maximum number of First Tranche Consideration Shares to be issued shall be 1,500,000 Class A ordinary shares.

●	Second Tranche: At the option of the Company, at any time between 12 and 18 months following the date of the Purchase Agreement, independently verified resource upgrades in accordance with the standards of Regulation S-K 1300 of the Securities Act above an initial threshold of 300,000 oz of gold will be paid for by the Company by issuing shares in accordance with the following value:

○	Up to $55 per ounce of gold (capped at 6 million ounces);

○	Up to $50 per ton of copper (capped at 4 million tons); and

○	if the option is exercised, FGR BPL will transfer the remaining 50% stake in the SPV to the Company.

Loan Facility

On November 4, 2025, the Company entered into a Loan Agreement with City First Capital Pty Ltd (“City First”) that provides for a loan facility in the aggregate principal amount of AUD$100 million, available in full, subject to the satisfaction of certain conditions precedent, including but not limited to, evidence to the Lender’s satisfaction of the resolution of the dispute over the Bogoso and Prestea mining lease between the Company and the Government of Ghana. The loan will be used exclusively to restart the Bogoso and Prestea mine, including any associated working capital costs.

The loan matures on November 3, 2029. The loan is subject to a 24% per annum interest rate, or AUD$6,000,000, to be paid quarterly. We may elect to repay the loan in whole or in part prior to maturity, subject to a termination fee equal to 6 months interest payable, to be paid on the quarterly interest payment date. On November 17, 2025, the loan agreement was amended to (1) amend the cancellation provision of the loan agreement to state that either party may cancel the loan agreement prior to drawdown with no further financial obligation to the other party, other than the Establishment Fee, if the Conditions Precedent have not been met by December 16, 2025, and (2) to amend the definition of the Establishment Fee to be 250,000 Class A ordinary shares of the Company due upon signing of the Amendment but settled no later than December 1, 2025.

On December 16, 2025, the loan agreement was further amended to (1) amend the cancellation provision of the loan agreement to state that either party may cancel the loan agreement prior to drawdown with no further financial obligation to the other party, other than the Establishment Fee, if the Conditions Precedent have not been met by December 31, 2025, and, to insert that a registration statement incorporating the Establishment Shares will be filed no later than December 31, 2025.

The loan agreement contains customary affirmative and restrictive covenants and representations and warranties. We are bound by certain affirmative covenants setting forth actions that are required during the term of the loan agreement, including, without limitation, (i) the use of the loan for the Authorized Purpose, (ii) maintenance of all required consents, authorizations and similar approvals to carry on our business, (iii) notification of City First of any event of default under the loan agreement, (iv) delivery of information concerning any litigation, arbitration or similar disputes and (v) compliance with the terms of the loan agreement. Additionally, we are bound by certain restrictive covenants setting forth actions that are not permitted to be taken during the term of the loan agreement, including, without limitation, (i) commencement of any insolvency, liquidation, bankruptcy or similar actions, without the consent of City First and (ii) refrainment from any actions that prejudice any part of the loan agreement or any related agreement. Upon the occurrence of an event of default, the Lender may, among other things, accelerate the Company’s obligations under the loan agreement (including all obligations for principal, interest and additional interest payable in the event of default, as described in the loan agreement, and any applicable prepayment premiums).

On December 1, 2025, 250,000 Class A ordinary shares were issued under this agreement with a fair value of $1,037,500 and recorded in additional paid in capital. At June 30, 2026 and December 31, 2025, there were no drawdowns under this agreement.

Ordinary Share Purchase Agreement and Registration Rights Agreement

On August 29, 2025, the Company entered into an Ordinary Share Purchase Agreement with Tumim Stone Capital LLC (the “Ordinary Share SPA”), pursuant to which the Company may sell up to an aggregate $75 million of newly issued Class A ordinary shares (the “VWAP Purchase Shares”) to an investor at the Company’s option, subject to certain conditions, at a price per share equal to (i) 0.97 multiplied by the lowest daily VWAP of the Class A ordinary shares during the applicable VWAP Purchase Valuation Period (as defined in the Ordinary Share SPA), provided that the parties to the Ordinary Share SPA may mutually agree to a different price if a Form F-3 is being used to register the VWAP Purchase Shares. In consideration for entering into the Ordinary Share SPA, on September 3, 2025, the Company issued to the investor 69,419 Class A ordinary shares (the “Commitment Shares”).

Also on August 29, 2025, the Company entered into a Registration Rights Agreement with the investor requiring the Company to register for resale the VWAP Purchase Shares and the Commitment Shares. The Registration Rights Agreement requires the Company to prepare and file a registration statement with the SEC within 30 calendar days after the date of the Registration Rights Agreement to register the resale of the VWAP Purchase Shares and the Commitment Shares and cause such registration statement to be effective within 60 calendar days after the date of the Registration Rights Agreement, if the registration statement is subject to review by the SEC, and if the Company has been notified by the SEC that the registration statement will not be reviewed by the SEC, within 15 trading days after such notification.

On November 24, 2025, the parties amended the Ordinary Share SPA to provide that at the Company’s option, the Company may sell the VWAP Purchase Shares either (i) at a price per share equal to (x) 0.95, multiplied by (y) the lower of (A) the Closing Sale Price on the applicable Trading Day and (B) the VWAP on the applicable Trading Day during a one- (1-) day VWAP Purchase Valuation Period (as defined in the Ordinary Share SPA) or (ii) at a price per share equal to (x) 0.97, multiplied by (y) the lowest VWAP of the Class A ordinary shares during a three- (3-) day VWAP Purchase Valuation Period.

Additionally, the VWAP Purchase Maximum Amount (as defined in the Ordinary Share SPA) was amended to mean (a) with respect to a VWAP Purchase made pursuant to Section 3.1 where the VWAP Purchase Valuation Period consists of one (1) Trading Day, such number of Class A ordinary shares equal to the lower of: (i) the product (rounded up or down to the nearest whole number) obtained by multiplying (A) the daily trading volume in the Class A ordinary shares on the Trading Market (or Eligible Market, as applicable) on the applicable VWAP Purchase Exercise Date for such VWAP Purchase by (B) 0.20; and (ii) the quotient obtained by dividing (A) $2,000,000, by (B) the VWAP on the VWAP Purchase Exercise Date, and (b) with respect to a VWAP Purchase made pursuant to Section 3.1 where the VWAP Purchase Valuation Period consists of three (3) Trading Days, such number of Class A ordinary shares equal to the lower of (i) the product (rounded up or down to the nearest whole number) obtained by multiplying (A) the daily trading volume in the Class A ordinary shares on the Trading Market (or Eligible Market, as applicable) on the applicable VWAP Purchase Exercise Date for such VWAP Purchase by (B) 0.40; and (ii) the quotient obtained by dividing (A) $3,000,000, by (B) the VWAP on the VWAP Purchase Exercise Date (in each case to be appropriately adjusted for any reorganization, recapitalization, non-cash dividend, stock split, reverse stock split or other similar transaction during the applicable period); provided however, that the investor may waive this limit if Form F-3 is being used to register the Registrable Securities (as defined in the Registration Rights Agreement). All capitalized terms not defined in this paragraph shall have the meanings ascribed to them in the Ordinary Share SPA, as amended.

The Ordinary Share SPA gives rise to freestanding equity-linked financial instruments, including (i) the Class A Ordinary Shares to be issued pursuant to VWAP Purchase Notices, (ii) the commitment fee obligation and (iii) the VWAP Purchase mechanism. Each component represents a share-issuance obligation that is evaluated as an equity-linked contract. The instruments are not within the scope of ASC 480 because they are not mandatorily redeemable, do not embody an obligation to repurchase the Company’s equity shares.

The Company issued the 69,419 Commitment Shares on September 3, 2025 with a fair value of $669,893 on issuance date recorded in additional paid in capital. For the six months ended June 30, 2026, the Company issued 2,049,784 Class A ordinary shares pursuant to the Ordinary Share SPA for net proceeds of $657,722. At June 30, 2026 and December 31, 2025, the fair value of the equity-linked share issuance liability was $228,221 and $426,000, respectively, and is recorded in equity-linked share issuance liability on the accompanying condensed consolidated balance sheets.

Shareholder Actions

On July 28, 2025, RCF VII Sponsors LLC, the former sponsor of Perception Capital Corp. IV, and S&R Capital Ltd. (together, “Plaintiffs”) filed an originating summons against the Company in the Grand Court of the Cayman Islands (the “Court”). Plaintiffs seek a declaration that the Class A ordinary shares received in exchange for Perception shares are unrestricted shares, as such term is defined in the Company’s Memorandum and Articles of Association (the “Pending Action”). The Company believes this claim has no merit and intends to vigorously defend against it. This claim poses a reasonable possibility of loss to the Company, but the Company is unable to reasonably estimate an amount or range of reasonably possible loss at this time.

On August 29, 2025, the Company filed a Form 6-K to provide its notice and proxy statement related to the extraordinary general meeting of shareholders (the “EGM”) that was scheduled to be held on September 8, 2025. Subsequently, the Plaintiffs filed an application for an interim injunction with the Court (the “Injunction Proceeding”) to prevent the Company from holding such EGM. The Injunction Proceeding was brought before the Court ex parte by the Plaintiffs.

On September 5, 2025, the Court issued an interim injunction in favor of the Plaintiffs. On September 10, 2025, the Company filed a Form 6-K disclosing that the directors of the Company have determined to postpone the EGM indefinitely. Following a hearing on September 22 and 23, 2025, the Court ordered the conversion of the originating summons proceedings to a writ action and gave directions for the exchange of full pleadings and further evidence, leading to a trial of preliminary issues which was heard on November 20, 2025 and November 21, 2025. In addition, at this hearing, the Court also heard arguments from the parties in relation to whether to continue, discharge or vary the injunction. On May 14, 2026, the Company announced that the Court had issued its judgment on three preliminary issues, determining that the Plaintiffs’ Class A ordinary shares are Unrestricted Shares as defined in the Company’s Amended and Restated Memorandum and Articles of Association, clarifying the composition of the class of shareholders whose consent is required under Article 30 of those articles, and holding that the Company cannot validly proceed to a vote on the relevant EGM resolution until such consent is validly obtained. The Court ordered that the existing interim injunction continue until trial or further order. By order dated July 20, 2026, the Court ordered the Company to take all steps within its power to remove any restrictions and restrictive legends affecting the Plaintiffs’ Class A ordinary shares and to pay the Plaintiffs’ costs of the trial of the preliminary issues, including a payment on account of US$100,000, which has since been paid. On July 31, 2026, the Company filed a Notice of Appeal with the Cayman Islands Court of Appeal together with an application to stay the July 20, 2026 order pending determination of the appeal. The remaining aspects of the Plaintiffs’ claim and the Company’s counterclaim for rectification of its share register remain pending. The Company continues to believe the claim has no merit and intends to defend it vigorously. This claim poses a reasonable possibility of loss to the Company, but the Company is unable to reasonably estimate an amount or range of reasonably possible loss at this time.

Gold Sale and Purchase Agreement

On December 1, 2025, Blue Goldmine FZCO, a wholly-owned subsidiary of Blue Gold Limited, organized and existing under the laws of United Arab Emirates (the “Buyer”), entered into a Sale and Purchase Agreement (the “Agreement”) with Hudson Dunes FZCO, a company incorporated and existing under the laws of the United Arab Emirates (“Hudson Dunes”), which establishes a framework under which Hudson Dunes shall make available to the Buyer, on a call-off basis, up to one million (1,000,000) troy ounces of gold over the duration of the Agreement. The purchase price will be determined as a product of the net weight multiplied by the purity and LBMA Fix (as defined within the Agreement). The payment to Hudson Dunes is due within two business days in the form of cleared funds or USDC (or any other mutually acceptable digital currency).

The Agreement also provides that Hudson Dunes shall make available to the Buyer a $100 million secured funding facility to finance purchases under this agreement. Gold financed under the facility will be subject to a first-ranking lien over the gold in favor of Hudson Dunes. Hudson Dunes will receive 50% of the profit margin generated from onward sale or tokenization of such financed gold as repayment for the amount borrowed under the secured funding facility.

Entry into Trading Facility Agreement

On December 1, 2025, Blue Goldmine FZCO entered into a $15,000,000 gold trading facility agreement (the “Facility”) with Hudson Dunes and BGL, to finance the purchase and sale of gold on a transactional and revolving basis. Pursuant to the Facility, the Borrower may utilize the funds to finance specific gold trades that meet agreed eligibility criteria. The Facility bears interest at a rate per annum equal to the Lender’s cost of finance for the Facility (expected to be approximately SOFR plus 4%). The positive margins generated from gold trades will be shared between the Borrower and Hudson Dunes on a 2:1 basis, whereby two parts will be allocated to the Borrower and one part will be allocated to Hudson Dunes.

The obligations under the Facility are secured by a corporate guarantee provided by BGL to repay amounts owed by the Borrower under the Facility in excess of the Cash Collateral Contribution. The Borrower will provide to Hudson Dunes a cash collateral of $5 million (the “Cash Collateral Contribution”). The Facility contains customary conditions precedent, covenants, including reporting requirements pertaining to gold trades.

The Facility will be available from the date that the Cash Collateral Contribution is paid to Hudson Dunes and until the earlier of (i) December 31, 2026 and (ii) termination in accordance with the terms of the Facility. On January 12, 2026, the Facility was amended to include Blue Gold Holdings Limited as an additional Borrower alongside Blue Goldmine FZCO, and to amend the Cash Collateral Contribution to be ‘up to’ $5,000,000, and, the Facility to be three (3) times the Cash Collateral Contribution up to a maximum of $15,000,000.

17. INCOME TAXES

The Company’s effective income tax rate was 0% for each of the six months ended June 30, 2026 and 2025. The Company is a Cayman Islands exempted company and is not subject to income tax in the Cayman Islands. Its operating subsidiaries are subject to tax in the United Kingdom, Ghana, Ireland, the United Arab Emirates and the United States. No income tax expense or benefit was recorded for the six months ended June 30, 2026 or 2025 because the Company incurred losses in each taxing jurisdiction in which it operates and continues to maintain a full valuation allowance against its net deferred tax assets. The Company had no material uncertain tax positions at June 30, 2026 or December 31, 2025.

The valuation allowance relates to deferred tax assets for certain items that will be deductible for income tax purposes under very limited circumstances and for which the Company believes it is not more likely than not that it will realize the associated tax benefit. However, in the event that the Company determines that it would be able to realize more or less than the recorded amount of net deferred tax assets, an adjustment to the deferred tax asset valuation allowance would be recorded in the period such a determination is made. In assessing the realizability of deferred tax assets, management considers whether it is more-likely-than-not that some portion of all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities (including the impact of available carryback and carryforward periods), projected future taxable income, and tax planning strategies in making this assessment. Based upon the levels of historical taxable income, projections of future taxable income and the reversal of deferred tax liabilities over the periods in which the deferred tax assets are deductible, management believes it is more-likely-than-not that the Company will not realize the benefits of its net deferred tax assets. Accordingly, the Company continued to record a full valuation allowance against its net deferred tax assets at June 30, 2026 and December 31, 2025.

The Company recognizes interest and penalties relating to uncertain tax positions in income tax expense. No amounts were recorded for the six months ended June 30, 2026 or 2025.

The Company files income tax returns as prescribed by tax laws of the jurisdictions in which it operates. In the normal course of business, the Company is subject to examination by federal, state and local jurisdictions where applicable based on the statute of limitations that apply in each jurisdiction. The Company has no open income tax audits with any taxing authority as of June 30, 2026. The Company remains subject to income tax examination by domestic and foreign tax authorities for the years 2024 through 2026.

18. SUBSEQUENT EVENTS

Subsequent events have been evaluated through October 8, 2026, which represents the date the condensed consolidated financial statements were available to be issued, and those that are material to the condensed consolidated financial statements are included below.

Notification of Nasdaq Listing Deficiencies

On July 1, 2026, the Company received a formal notification from The Nasdaq Stock Market LLC (“Nasdaq”) stating that, based on the closing bid price of the Company’s Class A ordinary shares for the last 30 consecutive business days, the Class A ordinary shares no longer comply with the minimum bid price requirement of $1.00 per share for continued listing on the Nasdaq Global Market set forth in Nasdaq Listing Rule 5550(a)(2). Also on July 1, 2026, the Company received a separate deficiency letter stating that the Market Value of Listed Securities of the Class A ordinary shares had been below the $50 million minimum requirement for the preceding 30 consecutive business days, and that the Company therefore no longer meets the minimum Market Value of Listed Securities requirement set forth in Nasdaq Listing Rule 5550(b)(2). The Company has been afforded a compliance period of 180 calendar days from the date of each notification, or until December 28, 2026, to regain compliance. To regain compliance with the minimum bid price requirement, the closing bid price must be at least $1.00 per share for a minimum of 10 consecutive business days during the compliance period; to regain compliance with the Market Value of Listed Securities requirement, the Company’s Market Value of Listed Securities must close at $50 million or more for a minimum of 10 consecutive business days during the compliance period. The notifications have no immediate effect on the listing or trading of the Company’s Class A ordinary shares or public warrants.

On July 24, 2026, the Company received a written notification from Nasdaq advising that, based on Nasdaq’s review of the Company’s Market Value of Publicly Held Shares for the last 30 consecutive business days (June 10, 2026 through July 23, 2026), the Company no longer satisfies the minimum Market Value of Publicly Held Shares requirement of $15,000,000 for continued listing on the Nasdaq Global Market under Nasdaq Listing Rules 5450(b)(2) and 5450(b)(3)(C). In accordance with Nasdaq Listing Rule 5810(c)(3)(D), the Company has been provided a compliance period of 180 calendar days, or until January 20, 2027, to regain compliance, which requires the Market Value of Publicly Held Shares to close at $15,000,000 or more for a minimum of ten consecutive business days during the compliance period. If the Company does not regain compliance before the expiration of the compliance period, its securities will be subject to delisting, at which time the Company may appeal the delisting determination to a Nasdaq Hearings Panel. The Company may alternatively apply to transfer its listing to the Nasdaq Capital Market.

Deed of Settlement and Conversion

On July 8, 2026, the Company, Blue Gold Bogoso Prestea Ltd (“BGBPL”), Future Global Resources Limited (“FGRL”) and FGR Bogoso Prestea Ltd (“FGR”) entered into a Deed of Settlement and Conversion (the “Deed”) relating to certain liabilities and obligations arising in connection with the Bogoso-Prestea asset acquisition completed pursuant to the Purchase and Assumption Agreement dated January 27, 2024. Under the Deed, (i) FGRL confirmed that the GSR Liabilities, including the Contingent Consideration Liabilities and the NSR Royalty Payments, remain liabilities of FGRL and do not pass to BGBPL, and BGBPL is released from any obligations with respect to such liabilities; (ii) US$3,617,908 of accounts payable owed by BGBPL to FGR is to be satisfied by the issuance by the Company of 3,617 shares of Series A Perpetual Convertible Preferred Stock to FGRL; and (iii) a US$3,500,000 deposit held at CalBank, constituting an Environmental Protection Agency bond for an asset retirement obligation, is to be assigned to BGBPL, in consideration for which the Company is to issue 3,500 shares of Series A Perpetual Convertible Preferred Stock to FGRL.

Series A Perpetual Convertible Preferred Stock

The Series A Perpetual Convertible Preferred Stock to be issued pursuant to the Deed has the following key terms: each share is convertible into 1,000 Class A ordinary shares; the shares are non-voting; there is no mandatory redemption; the Company may redeem the shares at its option after 12 months at face value; holders may convert the shares after 12 months, subject to the Conversion Cap described below; and, upon a change of control, holders receive the same consideration as holders of Class A ordinary shares on an as-converted basis.

Conversion of the Series A Perpetual Convertible Preferred Stock into Class A ordinary shares is subject to a cap of 19.99% of the ordinary shares outstanding immediately prior to the issuance of the preferred stock, in compliance with the Nasdaq Listing Rules. Stockholder approval is required to exceed the Conversion Cap, and the Company intends to seek such approval at a future meeting of shareholders. The Deed provides that, if any delay in obtaining stockholder approval would seriously jeopardize the financial viability of the Company, the Company may rely on the financial viability exception under Nasdaq Listing Rule 5635(f), subject to applicable approvals and shareholder-notice and public-announcement requirements

Extraordinary General Meeting and Annual General Meeting

The Company held an extraordinary general meeting of shareholders on July 24, 2026, at which a total of 25,123,131 votes, representing approximately 58.019% of the votes exercisable as of July 7, 2026, record date, were present in person or by proxy. Shareholders approved, as an ordinary resolution, a reverse stock split consolidating all of the Company’s authorized shares at a consolidation ratio of not less than one-for-two and not more than one-for-two hundred, with the Board authorized to determine the final ratio and to implement the reverse stock split in its sole discretion at any time prior to July 24, 2027, by 24,958,643 votes for (99.351% of votes cast) and 163,119 votes against (0.649%), with 1,369 abstentions. Shareholders also approved, as a special resolution, an amendment and restatement of the Company’s Memorandum and Articles of Association to reflect the reverse stock split, including the corresponding increase in the par value of each authorized share and the proportionate reduction in the number of authorized shares, by 24,964,312 votes for (99.379% of votes cast) and 155,933 votes against (0.621%), with 2,886 abstentions. The reverse stock split had not been effected as of the date these condensed consolidated financial statements were available to be issued and accordingly share and per-share amounts in these condensed consolidated financial statements have not been retroactively adjusted.

The Company’s 2026 annual general meeting of shareholders, originally scheduled for July 13, 2026, was postponed due to insufficient proxy votes to establish a quorum and was held on July 24, 2026. A total of 21,977,873 votes, representing approximately 53.818% of the votes exercisable as of the May 27, 2026 record date, were present in person or by proxy. Shareholders re-elected Candice Beaumont as a Class I director by 15,531,751 votes for (85.985% of votes cast) and 2,531,537 votes against (14.015%), with 3,914,585 abstentions.

Cayman Islands Litigation

By order dated July 20, 2026, following a consequential hearing of preliminary issues, the Court determined that (i) on a proper construction of the Company’s Amended and Restated Memorandum and Articles of Association passed on June 10, 2025 and effective from June 24, 2025 (the “Articles”), all Class A Ordinary shares purportedly owned by the Plaintiffs in the Company are Unrestricted Shares, as defined in Article 2 of the Articles, and (ii) for the purpose of Article 30 of the Articles, the shareholders within the relevant class for the purpose of effecting the variation of the Articles set out in the Notice of Extraordinary General Meeting dated August 29, 2025 to add a new Article 39 (the “Affected Class”) comprises (a) all Unrestricted Shares owned at the relevant record date by persons who received those shares because they owned shares in Perception Capital Corp. IV that were not redeemable in the Business Combination, and (b) all Unrestricted Class A Ordinary Shares issued upon exercise of any warrants issued or assumed by the Company in the Business Combination.

The Court also determined that the Company did not obtain consent in writing of the holders of a majority of the issued shares in the Affected Class, as required by Article 30 of the Articles, before calling the EGM to vote on the resolution to insert a new Article 39. The Court ordered that, consequential on the declaration regarding the Plaintiffs’ shares, the Company shall take all steps within its power as issuer, including giving all necessary directions and instructions to Continental Stock Transfer & Trust Company, to remove any restrictions and/or restrictive legends affecting the Plaintiffs’ Class A Ordinary shares in the Company imposed or directed by the Company, any issuer or any transfer agent preventing them from being treated as Unrestricted Shares in the Company. The Court also ordered that the Company cannot validly proceed to a vote on the resolution to insert a new Article 39 into the Articles unless and until it has obtained written consent from the Affected Class.

The Court also continued the injunction granted on September 5, 2025 until the trial of the remaining aspects of the Plaintiffs’ claim and the Company’s counterclaim. The Court determined that the Company pay the Plaintiffs’ costs of and occasioned by the trial of the preliminary issues, to be taxed forthwith on the standard basis if not agreed, and to make a payment on account of such costs in the sum of US $100,000 within 14 days following the issuance of a formal order on July 20, 2026. Such sum has since been paid. The costs of the application for and to continue the injunction are reserved. The remaining aspects of the Plaintiffs’ claim and the Company’s counterclaim remain pending.

On July 31, 2026, the Company filed a Notice of Appeal with the Cayman Islands Court of Appeal seeking to appeal the determination of the Court concerning the status of the Plaintiffs’ shares and in particular those shares which are subject of the Company’s counterclaim. The Company is currently awaiting further written reasons for the decision relating to the July 20, 2026 order. On the same date, the Company also filed an application with the Court seeking to stay the July 20, 2026 order pending determination of the appeal and seeking leave to appeal certain provisions of the July 20, 2026 order. The parties have exchanged evidence concerning the stay application.

Private Placement of Unsecured Promissory Note and Warrants

On August 28, 2026, the Company entered into a Securities Purchase Agreement with certain accredited investors pursuant to which the Company issued and sold, in a private placement exempt from registration under Section 4(a)(2) of the Securities Act and Rule 506(b) of Regulation D, (i) an unsecured promissory note in an original principal amount of up to $250,000 and (ii) detachable ordinary share purchase warrants. The note bears interest at 10% per annum, calculated on a 360/30 basis from issuance, with principal and accrued interest payable in cash on November 30, 2026. The note is unsecured and ranks pari passu with the Company’s other unsecured, unsubordinated indebtedness, and prepayment requires the holder’s prior written consent. Events of default include nonpayment when due (subject to a three-business-day cure period), material covenant breaches (subject to a ten-business-day cure period), cross-defaults on indebtedness exceeding $1,000,000, bankruptcy or insolvency proceedings, and unsatisfied judgments exceeding $250,000.

Each purchaser received a warrant to purchase Class A ordinary shares at an exercise price of $0.50 per share. The number of shares underlying each warrant equals 50% of the purchaser’s subscription amount divided by $0.50, subject to adjustment.

Payment Deferral Pursuant to Convertible Note with 3i, LP

Pursuant to the senior convertible note dated September 3, 2025, between the Company and 3i, a payment due on September 3, 2026 was deferred to October 5, 2026 in consideration for $200,000 paid by the Company to 3i. In October 2026, 3i agreed to a further 14-day extension of the deferred payment in consideration for an additional payment of $100,000 by the Company to 3i, payable on or before October 16, 2026 from funds received by the Company. As of the date these condensed consolidated financial statements were available to be issued, the deferred payment had not been made. The Company expects to make the payment in October 2026.

Amendment to Facility Agreement with Kaela Ritchie, Release of Restricted Shares and Indemnification Agreements

On September 11, 2026, the Board approved an amendment, dated and effective September 11, 2026, to the Facility Agreement dated May 5, 2026 between the Company and Kaela Ritchie, which replaces Section 2.2 of that agreement and gives the lender the right, but not the obligation, to require, before maturity, conversion of all or any portion of the outstanding advance balance into Class A ordinary shares at $0.50 per share, subject to customary adjustments for stock splits, stock dividends, combinations, recapitalizations and similar transactions. Also on September 11, 2026, the Board resolved, pursuant to Article 39 of the Company’s Articles, to release all 9,717,837 remaining Restricted Shares from lock-up; the release applies to all holders of Restricted Shares and is unconditional. On the same date, the Board approved an amended and restated form of indemnification agreement to be entered into by the Company with its directors and officers, which expands the indemnification and related protections available to them, including mandatory advancement of expenses and indemnification relating to personal guarantees issued for the benefit of the Company or its subsidiaries and affiliates.

In September 2026, the Company and Ms. Ritchie also agreed to reprice the May 5, 2026 exchange of the outstanding balances under the two Ritchie facility agreements (see Note 9) from $1.00 to $0.50 per Class A ordinary share, as a result of which an additional 2,820,749 Class A ordinary shares are issuable to Ms. Ritchie. As of September 30, 2026, these additional shares had not been issued. The repricing occurred after June 30, 2026 and has no effect on the accompanying condensed consolidated financial statements. Ms. Ritchie is the spouse of Kevin Clark, who was appointed Executive Chairman of the Company effective September 17, 2026.

Changes in Directors and Executive Officers

On June 26, 2026, Gus Gomes notified the Company of his resignation as Chief Operating Officer, effective July 26, 2026. Effective September 17, 2026, Kevin Clark was appointed Executive Chairman of the Board, succeeding Andrew Cavaghan, who resigned as Chairman of the Board, Chief Executive Officer and as a director of the Company on that date. Effective September 18, 2026, James Samuelson, who had been appointed Chief Financial Officer effective June 1, 2026, resigned as Chief Financial Officer. The Company entered into a transition and settlement agreement with Mr. Cavaghan and a transition agreement with Mr. Samuelson. The transition agreement for Mr. Samuelson requires the Company to pay his salary through September 30, 2026 and then three monthly consulting payments of $20,833 each. Additionally, pursuant to Mr. Samuelson’s transition agreement, his 250,000 Class A ordinary shares vested in full and will be issued in two lots of 125,000 shares on November 2, 2026 and November 16, 2026, following the effectiveness of the Company’s registration statement on Form S-8. On September 27, 2026, Daniel Driscoll notified the Company of his resignation as Chief Legal Officer, effective October 27, 2026. The resignation did not arise from any disagreement with the Company or its Board of Directors on any matter relating to the Company’s operations, policies or practices.

Effective September 18, 2026, the Company engaged EMS Consulting Services, LLC (“EMS”) to provide outsourced financial and accounting services, and Shah Nawaz, a Chartered Accountant and employee of EMS, has been designated to serve as the Company’s Chief Financial Officer. The agreement can be terminated by either party with thirty days written notice and requires monthly payments of $20,000 to EMS.

Effective September 18, 2026, Gary Herman was appointed as a non-executive director and Audit Committee Chairman, replacing Tao Tan. Mr. Herman will receive an annual payment of $80,000, which will continue until Mr. Herman’s removal, resignation or expiration of his term as a director. Either party may also terminate this Agreement on thirty (30) days’ written notice to the other.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Blue Gold Limited

Date: October 8, 2026	By:	/s/ Kevin Clark
	Name:	Kevin Clark
	Title:	Executive Chairman